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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                             ____________________

                              AMENDMENT NO. 1 TO
                                  FORM 10-SB
                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                           OF SMALL BUSINESS ISSUERS
       Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                             THE BIGHUB.COM, INC.
                (Name of small business issuer in its charter)



          FLORIDA                                          65-0580634
(State or jurisdiction of                               (I.R.S. Employer
incorporation or organization)                          Identification No.)


                           2939 Moss Rock, Suite 100
                           San Antonio, Texas 78230
                                 210-979-9228
         (Address and telephone number of principal executive offices)

Securities to be registered under Section 12(b) of the Act:

      Title of each class                    Name of each exchange on which
      to be so registered                    each class is to be registered

              None                                         N/A


Securities to be registered under Section 12(g) of the Act:

                                 Common Stock
                               (Title of class)


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                            DESCRIPTION OF BUSINESS

General

        The BigHub.com, Inc. (the "Company" or "The BigHub.com") was organized as a Florida corporation in February 1995, under its original name, Coordinated Healthcare, Inc. In October 1995, pursuant to the terms of an Agreement and Plan of Merger, Optima Medical Group of Hialeah, Inc. and Optima Medical Group of No. Miami, Inc. were merged into the Company. Following the merger to August 1998, the Company was a physician management company that operated primary care medical clinics in South Florida. During this time the Company affiliated with physicians in order to provide a full-range of high-quality, cost effective physician services. In July 1998, the last of the Company's medical clinics was sold in consideration for the purchaser's assumption of substantially all of the Company's liabilities. The other medical clinic had been sold in November 1997. The Company's prior management decided to dispose of its last medical clinic and terminate its physician management operations because (i) competition in South Florida was too well established, (ii) the Company was experiencing continued operating losses and (iii) the chances of the Company becoming profitable was not likely. Additionally, management determined that there were e-commerce opportunities on the Internet with low costs to entry.

        On July 29, 1998, the Company amended its Articles of Incorporation to change its name to iSleuth.com, Inc. Following its name change, on August 7, 1998, the Company acquired one hundred percent (100%) of the issued and outstanding common stock of Maverick Communications Corp., a Florida corporation (the "Subsidiary" or "Maverick"), from I-Commerce Group, Inc. (formerly known as SJI Group, Inc.) in exchange for one million five hundred thousand (1,500,000) shares of the Company's common stock and one million (1,000,000) shares of the Company's preferred stock. Maverick's primary asset at the time of the Company's acquisition of Maverick was an option to purchase the "Internet Sleuth" meta-search engine and related technology owned by Happy Landings, Inc. Following the acquisition of Maverick, Maverick transferred the option to the Company, and pursuant to the terms of an Agreement and Plan of Reorganization, the Company exercised the option and acquired the Internet Sleuth and related technology from Happy Landings, Inc. in exchange for two hundred thousand (200,000) shares of the Company's common stock, One Hundred Twenty Thousand Dollars ($120,000) in cash and the assumption of certain liabilities not to exceed Forty Thousand Dollars ($40,000). Following the assignment of the option to the Company, Maverick has been an inactive subsidiary. The meta-search engine was not in use on the Internet prior to its acquisition by the Company.

        On April 29, 1999, the Company changed its name to The BigHub.com, Inc. and began to build a new management team. As discussed more fully below, the Company is now in the process of upgrading its search engine intellectual property and related Internet site to become a compelling destination Portal alternative on the Internet. The meta-search engine technology as originally purchased from Happy Landings enabled consumers to search multiple sites concurrently, but returned the results in a serial fashion. For instance, Yahoo, InfoSeek, AltaVista, Excite, WebCrawler, Hotbot and Lycos could all be searched to locate "books." The results for Yahoo would be returned, followed by AltaVista and the remaining search engines.

        With respect to the Company's current upgrading efforts, the most significant enhancement to the search engine "MegaSearch" is the ability to return summarized results. The Company is enhancing the search engine to summarize the top results from each search engine and return a single set of results. Additionally, any results duplicated on multiple search engines would be consolidated into a single response. This enhancement makes it simpler for the consumer to locate information quickly and effectively.

        Another enhancement is to implement the capability to store a consumers profile for their favorite search engines. Consumers will then be able to search their preferred search engines without having to make the selection each time.


        Additionally, a further enhancement will be the ability to search the fastest three search engines for a response. The Company has often found the performance of some of the top search engines to be sluggish depending on the time of day and load. The Company's search engine will continually track performance and availability of the search engines in order to provide optimal overall performance to our consumers.

        The Company intends to host a array of affiliated shopping alternatives covering many categories of general and special merchandise as well as consumer credit and consumer insurance. The goal of the Company is to use Internet marketing and its proprietary search engine to engage Internet users and demonstrate to them the advantages of using the The BigHub.com, Inc. either as their search engine of choice or their "home page" of choice.

The Meta-Search Engine

        There are generally two types of Internet search engines. The standard search engine and the meta-search engine. The standard search engine features a large proprietary database which contains a large index of key words and the corresponding Web site locations where those keywords can be found throughout the millions of Web sites accessible via the Internet. An Internet user can access a standard search engine software Web site via the Internet and can issue a keyword search to the search engine's software. The search engine software then searches its database for the keyword and returns to the Internet user a list of Web site locations where the keyword can be found. These search engines are a great tool to easily locate and research information from among the millions of Web sites currently linked to the Internet. The standard search engine features a proprietary database or index of keywords and corresponding Internet Web site locations. These databases are constantly enhanced and enlarged by so-called web-crawler software. This is software which continuously accesses and reviews Web sites for the location of keywords. These additional keywords and locations are then added to the database, thus increasing the search capabilities of that particular standard search engine.

        A meta-search engine is different from a standard search engine because it does not contain its own database of keywords and corresponding locations. Rather, the meta-search engine taps into the power of several standard search engines. A meta-search engine is a software program which accepts keyword search inquiries from Internet users via the Internet and re-issues those search inquiries, again via the Internet, to several of the popular standard Internet search engines. The search responses received from the standard search engines are compiled by the meta-search engine software and reported back to the original Internet user-inquirer. The Company believes that the ability to quickly and easily search several standard search engines at once is a compelling and attractive alternative to the Internet user.

        There are several best in class standard search engines available on the Internet today. Unfortunately, with the explosion of new sites on the web, it is impossible for each of them to crawl and index all the pages and information that is currently available. Using the Company's MegaSearch engine the consumer is able to take the best from all search engines and review them in both a serial or summarized fashion.

        Additionally, major standard search engines do experience both performance and availability problems. A recent example is with AltaVista when they announced their free Internet Service Provider ("ISP") services. The AltaVista search engine was down for several hours. During this time the Company's MegaSearch engine was still running strong. It just indicated that AltaVista was temporarily down.

        Performance issues are much more common with standard search engines on a daily basis. In the high-speed world of the Internet, consumers want information immediately. If they're unable to obtain it, they simply move on to the next site. The MegaSearch engine acts as a buffer to provide the best information to the consumer on a continual basis even when source search engines are experiencing performance problems or are unavailable.

        By aggregating the search results from all the top search engines to provide a comprehensive set of results, the Company's MegaSearch engine will find more search responses than the standard search engine. As indicated above, it is difficult, if not impossible, for the top search engines to keep their entire database updated on a daily basis. Using MegaSearch, a consumer has access to the most up-to-date information from all the top search engines with one single search. Although a consumer could run the search on each individual search engine separately, this would take much more time and the results would not be summarized nor would duplicates be eliminated.




        In addition to the MegaSearch capabilities, the Company's search engine is the only meta-search engine available today with over 2,600 categorized specialty search engines. A consumer can navigate through 19 categories of specialty searches ranging from Arts and Humanities, Business and Computers to Society and Culture, Sports and Travel. A keyword search capability is also available in order to locate a specific specialty search.

        The Company's MegaSearch, combined with the categorized specialty searches, is a unique one-two combination of searches that the Company believes is not offered anywhere else on the Internet, which is the Company's key differentiator and should make it attractive to consumers.

Business Expansion; Capital Growth

        The Company is aggressively pursuing the spiral branding advantage of the "Big" company affiliates, upgrading its search engine, and improving the overall community value of its Web site. The Company will capitalize on the "spiral branding" technique, as the meta-search engine, the Company's "Big" affiliates, such as The BigStore.com and Biomerica, Inc. (d/b/a on the Internet as The BigRX.com), will drive additional customer traffic to the Company's web site. Among the "Big" Web sites, the Company will develop a search syndication network whereby a network of Web sites will have integrated The BigHub search engine service into their sites as well as links on other sites that will direct consumer traffic to the Company's site. Ultimately, the Company desires to create a single closed and gated community that meets virtually all of the merchandise, service, and content needs of its customers. The term "single gated and closed community" as used by the Company means that a customer can give their name, address and credit card information just once and be able to purchase products from any of the "Big" affiliates. This structure will be considerably easier to use and the customer should feel safer at the same time because they will only be giving their personal information one time.

        The Company anticipates generating revenue from several sources, including, community features and services and affiliated retail and consumer companies operating under the group brand of the "Big". Current affiliated companies include The BigStore.com, Inc. and Biomerica, Inc. (d/b/a The BigRx.com), and the Company is presently negotiating an affiliation with The BigBallot, Inc. Each entity's affiliation with the Company is pursuant to a strategic marketing agreement, or similar contractual arrangement, with a term ranging from three (3) to five (5) years, and customary renewal provisions. Initially, each "Big" affiliate will pay a negotiated annual fee to the Company, in the form of either cash or a grant of derivative securities, to be an affiliated company branded under the "Big" label. Each "Big" affiliate will be promoted throughout The BigHub.com Web site. The Company believes that the key benefits to belonging to the "Big" network will be the ability to leverage branding, marketing and user/customer information. In addition, the Company is developing new technology which will enable it to provide customers with a universal shopping cart which will allow customers to shop across all affiliate Web sites in one purchase transaction. Further, affiliates will be able to leverage certain customer information that is gathered from all affiliate Web sites which will allow affiliates to sell precision-targeted advertising. All "Big" affiliates will be identified on the Company's web site through the use of banners and links.

        Prior to April 30, 1999, the Company had spent approximately $250,000 for the development of the meta-search engine. The Company anticipates that it will incur significant expenditures (approximately $6,000,000) to enhance its meta-search engine technology and develop additional technologies.

         The Company is recently concluded a private placement of its common stock in an offering exempt from the registration requirements of the Securities Act of 1933, as amended (the "Act"), under Section 4(2) of the Act and Rule 506 of Regulation D. The Company raised $1,500,000 in connection with this offering from the sale of common stock to three (3) accredited investors at a price of $5.28 per share, which represents the closing price of the Company's common stock as reported on the OTC Bulletin Board on June 3, 1999, the date such purchasers subscribed to purchase the shares of common stock.

        As of August 31, 1999, the Company had 10 full-time employees, consisting of the President/Chief Executive Officer, the Chief Operating Office, the Chief Financial Officer, the Chief Technical Officer, and 6 other employees who are sales, marketing, technology, and administrative personnel. All employees are located in the United States.

Lack of Profitability, Potential Losses

        From its inception in February 1995, through July 31, 1999, the Company has experienced aggregate losses of $8,588,122. Further, a key element of the Company's strategy consists of an aggressive marketing plan for its proprietary meta-search engine and destination Portal on the Internet. This strategy may result in continued net losses for the Company during this transition and expansion phase due to costs associated with technology development and the anticipated high marketing costs for the promotion of the Company's proprietary search engine and destination Portal in its market area. Results of operations in the future will be influenced by numerous factors including, among others, expansion, the Company's ability to drive traffic to its Web site, to attract "Big" affiliates, provide superior customer service and retain qualified personnel. The Company may incur problems, delays, expenses and difficulties during this stage, many of which may be beyond the Company's control. These include, but are not limited to, unanticipated regulatory compliance, marketing problems and intense competition that may exceed current estimates. There is no assurance that the Company will ever operate profitably.

Management of Growth

        In order to maximize potential growth in the Company's market opportunities, the Company believes that it must expand rapidly and significantly upon its entrance into the market place. This impetus for expansion will place a significant strain on the Company's management, operational and financial resources. In order to manage growth, the Company must implement and continually improve its operational and financial systems, expand operations, attract and retain superior management and train, manage and expand its employee base. The Company cannot guarantee that it will effectively manage the rapid expansion of its operations, that its systems, procedures or controls will adequately support is operations or that the Company's management will successfully implement its business plan. If the Company cannot effectively manage its growth, its business, financial condition and results of operations could suffer a material adverse effect.

        The Company expects that it will require additional equity and/or credit financing prior to becoming cash self-sufficient. The Company cannot assure you that it will successfully negotiate or obtain additional financing, or that it will obtain financing on terms favorable or acceptable to it. The Company does not have any commitments for additional financing. The Company's ability to obtain additional capital depends on market conditions, the global economy and other factors outside its control. If the Company does not obtain adequate financing or such financing is not available on acceptable terms, the Company's ability to finance its expansion, develop or enhance products or services or respond to competitive pressures would be significantly limited. The Company's failure to secure necessary financing could have a material adverse effect on its business, prospects, financial condition and results of operations.

Competition

        The online commerce market for search engines, portals and Internet Service Providers ("ISP's") is rapidly evolving and intensely competitive. The Company's current or potential competitors include:

 .  AOL, Yahoo, Excite, MSN, AltaVista and others.
 .  Meta-search engines such as Byte Search, Cyber 411, Debriefing, DogPile and
   Meta Crawler
 . Online portals that have specialized consumer retail and consumer service offerings, C/net's Computer Shopper, Imall, NetMarket and others.

   The Company believes that the principal competitive factors in the online commerce market are:

 .  Accessibility;
 .  Brand recognition;
 .  Brand selection;
 .  Personalized services;
 .  Consumer service;
 .  Convenience;
 . Quality of editorial and other site content; and . Reliability

        Many of the Company's competitors have operating histories, large customer bases, greater brand recognition and significantly greater financial, marketing and other resources. Certain of the Company's competitors have the financial resources to devote greater resources to marketing and promotional campaigns and to devote substantially more resources to Web site and systems development. Increased competition may result in reduced operating margins and a diminished brand franchise. The Company cannot assure potential investors that the Company will compete successfully against future competitors.

Intellectual Property and Proprietary Rights

        The Company's success depends substantially upon its proprietary technology, including its meta-search engine, related site software and database technology. The Company will rely on a combination of trademark, copyright and trade secret laws, as well as confidentiality agreements and technical measures to protect its proprietary rights. Much of the Company's proprietary information may not be patentable, and the Company does not currently possess any patents. The Company currently has registered copyrights covering the Internet Sleuth meta-search engine. The Company has applied to register its "BigHub" trademark and logo and will apply to register certain other trademarks in the United States and/or foreign jurisdictions.

Management's Discussion and Analysis of The BigHub.com, Inc's Financial Condition and Results of Operations

Introduction

      The following discussion is based upon, and should be read in conjunction with, the audited financial statements of the Company as at and for the years ended October 31, 1998 and 1997, together with the notes thereto, and the unaudited financial statements of the Company as at and for the three and nine months ended July 31, 1999 and 1998.

        During the periods presented, the Company disposed of Coordinated Healthcare, Inc. and underwent a restructuring of its core business to Internet e-commerce. Accordingly, the Company believes that the following presentation of comparative results of operations, while required, is not meaningful. In addition, the Company believes that historical results are not indicative of future results.

Results of Operations

Fiscal Year Ended October 31, 1998 Compared With the Fiscal Year Ended October
------------------------------------------------------------------------------
31, 1997.
---------

        For the year ended October 31, 1998, the Company had revenues of $6,292 and reported a loss from continuing operations of ($292,129), or ($0.35) per share. This compares to a loss of ($161,388), or ($0.53) per share for 1997, on revenues of $517,028. The decrease in revenue and the increase in loss from continuing operations in Fiscal 1998 occurred because the Company disposed of Coordinated Healthcare, Inc., its only revenue-producing business and underwent a restructuring of its core business to Internet e-commerce. Likewise, the restructuring activity resulted in a decrease in cost of sales from $338,714 in the year ended October 31, 1997 to $178 for the year ended October 31, 1998.

        Operating expenses increased in the year ended October 31, 1998 to $647,068 from $320,702 in the year ended October 31, 1997, an increase of $326,366.

        Included in the net loss of ($438,787), or ($0.22) per share, for the year ended October 31, 1998 was a net loss from discontinued operations of ($146,658) comprised of a gains from the disposal of the Coordinated Healthcare business of $120,411 and a deferred tax benefit of $90,000, less $256,666 in stock issued for services and $100,403 in cash loss from operations. For the year ended October 31, 1997, the net loss was ($161,388), or ($0.53) per share.


Quarter and Nine Months Ended July 31, 1999 Compared with the Quarter and Nine
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Months Ended July 31, 1998.
---------------------------

      For the quarter and nine months ended July 31, 1999, the Company had revenues of $13,483 and $15,261, respectively and reported respective losses from operations of ($6,067,805) and ($6,916,781). This compares to losses from operations of ($86,083) on revenues of $6,164 for each of the comparable prior year periods. Net losses for the quarter and nine months ended July 31, 1999 were ($6,512,805) and ($7,361,781), respectively, or ($0.49) and ($0.97)
expressed in terms of loss per share. This compares to net losses of ($0.21) and ($0.41) in the respective comparable prior year periods.

      Operating expenses increased in the nine months ended July 31, 1999 to $6,918,523 (current quarter: $6,074,118) from $90,962 in the quarter and nine months ended July 31, 1998.

      Exclusive of the asset impairment loss of $5,120,874 and income tax expense of $445,000, the increases in operating expenses resulted from the increase in activities of the Company with respect to upgrading its search engine intellectual property and related Internet site as well as a significant increase in business development activities, in contrast to the aforementioned restructuring activities in the comparable periods in the prior. Of the overall increases in operating expenses in the comparable periods ended July 31, 1999 and 1998, the most significant increases were in Depreciation expense, which increased to $679,211 in the current year to date period (current quarter:
$77,419) from $755 reported in each of the comparable prior year periods, and in General and administrative expense, which increased to $388,839 in the current year to date period (current quarter: $73,185) from $14,558 reported in each of the comparable prior year periods.

Liquidity and Capital Resources

      During the fiscal year ended October 31, 1998, the Company's net cash position decreased by $808. Although the Company generated $678,627 (1997:
$113,425) from financing activities, the Company's operating and investing
activities utilized net cash of  $679,435 (1997:  $111,973).   These activities
contributed to a net working capital deficit as of October 31, 1998 of ($561,761), which is up $157,014 from ($404,747) at October 31, 1997.

      During the nine months ended July 31, 1999, the Company's cash increased by $170,661. Although the Company's operating and investing activities used net cash of $1,394,212 the Company's financing activities generated net cash proceeds of $1,564,873. Despite a net increase in cash, the Company reported a net working capital (deficit) position as of July 31, 1999 of ($130,938), which is down $430,823 from the ($561,761) reported at October 31, 1998.

        During Fiscal 1998, the Company, in connection with the acquisition of all the common stock of Maverick Communications Corporation ("MCC"), acquired an Internet search engine and web site for a total purchase price of $5,971,584. The purchase price was comprised of 1,500,000 shares of the Company's voting common stock, valued at $4,031,250 and 1,000,000 shares of the Company's preferred stock, valued at $50,000, and the assumption of an obligation to pay an additional $1,872,600 to be comprised of $114,000 in cash and 200,000 shares of the Company's common stock valued at $1,758,600. Additionally, an MCC liability of $103,037 was assumed by the seller. The acquisition was accounted for as a purchase and, accordingly, the operating results pertaining to MCC subsequent to the date of the acquisition were included in the Company's operating results for the year ended October 31, 1998. The total purchase price was allocated $5,973,966 to the fair market value of the assets acquired, including $5,971,584 for the Internet search engine and web site and $20,116 to net deficiency in working capital.

        In accordance with Statement of Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", the Company recorded an impairment loss on its Internet search engine and web site as a result of a recently issued valuation of the asset as at May 31, 1999, performed by an independent appraisal firm. During the quarter ended July 31, 1999, management of the Company determined that $5,120,874 of the Internet search engine and web site had been impaired. Accordingly, the Company charged this amount to operations in the current quarter. No additional impairment has been determined by management as of July 31, 1999.

      During the nine months ended July 31, 1999, the Company sold 284,090 shares of common stock in private placement transactions for net proceeds to the Company of $1.5 million.

      The Company has incurred cumulative losses from inception through July
31, 1999 of $8,588,122 and has yet to achieve revenues sufficient to offset direct expenses and corporate overhead. As of July 31, 1999, management does not believe that material revenues will likely be realized by the Company for the remainder of 1999; however, the Company expects that it will need to expend significant funds upgrading its search engine intellectual property and related Internet site to become a compelling destination Portal alternative on the Internet and to develop additional sources of revenue. The Company believes that the continuing activities associated with pursuing new sources of revenue will necessitate a continuing material increase in selling, general and administrative and other costs such as research and development and travel and entertainment. In addition, the Company presently lacks sufficient cash to fulfill its operating objectives. Accordingly, the Company has significant additional capital requirements. The Company is actively seeking additional capital sufficient to fund its continuing operations. No assurances can be given that any such capital will be available, or, if available, on terms acceptable to the Company.

Risk Factors That May Affect Future Results.

        LIMITED OPERATING HISTORY; NO ASSURANCE OF PROFITABILITY OR POSITIVE CASH FLOWS. The Company has historically generated only limited revenues. Accordingly, the Company has a limited operating history upon which to evaluate its current business. In addition, the Company's business model is evolving and relies substantially upon the sale of advertising on the Web and the collection of fees under affiliate agreements. The Company and its present affiliates are Web companies and part of a developing industry. Many companies in the new and rapidly evolving Web industry have demonstrated that they require considerable cash expenditures before achieving cash flows, and display a trend of operating losses for one to three years from inception. Although management believes that it is possible for the Company to be profitable by the third of fourth years, no assurances can be made. The Company's business must be considered in light of the risks, expenses and problems frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets such as Web advertising and e-commerce.

Specifically, such risks include, without limitation:

 .       the inability of the Company to maintain and increase levels of traffic on its web sites;

 .       the failure of the market to adopt the Web as an advertising and commercial medium;

 .       reductions in market prices for Web advertising as a result of competition or otherwise;

 .       the inability of the Company to derive sufficient revenues from the co-
        branded services of its web sites and the additional costs the Company expects to incur in order to perform its obligations under certain affiliate agreements;

 .       the inability of the Company to effectively integrate the technology and operations of any acquired businesses or technologies with its operations, or increased operating expenses as a result of any acquisitions;

 .       the inability of the Company to expand its international operations, particularly in light of the Company's limited operating experience in the international market;

 .       the failure by the Company to continue to develop and extend the
        BigHub.com and related brands;

 .       the inability of the Company to develop or acquire content for its services;

 .       the inability of the Company's affiliates to generate commerce-related revenues;

 .       the failure of the Company to anticipate and adapt to a developing market;

 .       the introduction and development of equal or superior services or products by competitors, particularly in light of the fact that Microsoft and Netscape, operators of two of the most heavily-trafficked Web sites, offer competitive services;

 .       government regulation;

 .       the inability of the Company to identify, attract, retain and motivate qualified personnel;

 .       and general economic conditions.

        The Company may not be able to succeed in addressing such risks.

        ACQUISITIONS MAY AFFECT THE COMPANY'S BUSINESS. The Company has in the past acquired, and may in the future acquire, businesses, technologies, services, product lines, content databases, or access to content databases. Acquisitions involve a number of special risks, including, among other things:

 .       the difficulty of assimilating the technologies, operations and personnel of acquired companies with those of the Company;

 .       the potential disruption of the Company's business;

 .       the diversion of resources, the incurrence of acquisition-related expenses, the write-off or amortization of intangible assets, the assumption of unknown liabilities;

 .       and the inability to maintain uniform standards, controls, procedures and policies and the impairment of relationships with employees and strategic partners as a result of such acquisitions or the integration of new personnel.

        Any failure to successfully address these acquisition-related risks may have a material adverse affect on the Company's business.

        THE COMPANY DEPENDS ON SPONSORSHIP AGREEMENTS FOR REVENUES. The Company anticipates deriving a portion of its revenues from third parties to provide sponsored services and placements on the Company's Web sites. These sponsorships typically last for a longer period of time than traditional banner advertisement purchases. If these sponsorship arrangements do not meet the advertisers' expectations as to new customers or increased sales or brand awareness, the sponsors may not renew their arrangements with the Company. If the Company does not renew its existing sponsorships or obtain new sponsors, for any reason, its business could be adversely affected. The Company may also grant exclusivity provisions to certain of its sponsors. These provisions may prevent the Company from accepting additional sponsors or advertisers with respect to all or a portion of its web sites.

        RISKS ASSOCIATED WITH BANNER ADVERTISING. The Company expects to derive a portion of its revenues from the sale of banner advertisements on its web sites. A majority of the Company's customers purchasing banner advertisements purchase these advertisements on a short-term basis, and many of these customers may terminate their advertising commitments at any time without penalty. Consequently, there can be no assurance that these customers will continue or increase their level of advertising on the Company's web sites or that these customers will not move their advertising to competing Web sites or to other traditional media. Therefore, there can be no assurance that the Company will be successful in maintaining or increasing the amount of banner advertising on the Company's web sites, and the failure to do so would have a material adverse affect on the Company's business.

        THE COMPANY'S BUSINESS DEPENDS ON THE CONTINUED GROWTH IN INTERNET USE. The Company operates in a new and rapidly evolving market, and its business may be adversely affected if usage of the Internet or other online services does not continue to grow. This growth could be hindered by a number of factors including: the adequacy of the Internet's infrastructure to meet increased usage demands; privacy and security concerns; and availability of cost-effective service. Any of these issues could cause the Internet's performance or level of usage to decline.

        RISKS ASSOCIATED WITH DEVELOPING WEB ADVERTISING MARKETS. The Web as an advertising medium has not been available for a sufficient period of time to gauge its effectiveness as compared with traditional advertising media. Therefore the Web is an unproven medium for advertising-supported services. Accordingly, the Company's future operating results will depend substantially upon the increased use of the Web for information, publication, distribution and commerce and the emergence of the Web as an effective advertising medium.

        The Company's ability to generate significant advertising revenues will also depend on, among other things, the development of a large base of users of the Company's services possessing demographic characteristics attractive to advertisers, the ability of the Company to accurately measure its user base and the ability of the Company to develop or acquire effective advertising delivery and measurement systems. Many of the Company's advertisers have only limited experience with the Web as an advertising medium, have not yet devoted a significant portion of their advertising expenditures to Web-based advertising, and may not find such advertising to be effective for promoting their products and services relative to traditional print and broadcast media. The adoption of Web advertising, particularly by those entities that have historically relied upon traditional media for advertising, requires the acceptance of a new way of conducting business and exchanging information. Entities that already have invested substantial resources in other methods of conducting business may be reluctant to adopt a new strategy that may limit or compete with their existing efforts. The market for Web advertising may not continue to emerge or become sustainable. If the market fails to develop or develops more slowly than expected, the Company's business may be materially and adversely affected. No standards have been widely accepted for the measurement of the effectiveness of Web-based advertising, and there can be no assurance that such standards will develop sufficiently to support the Web as an effective advertising medium. Advertisers may not continue to accept the Company's or other third-party measurements of impressions, and such measurements may contain errors. In such event, the Company's advertising revenues may be materially adversely affected, which may have a material adverse affect on the Company's business.

        In addition, there is intense competition in the sale of advertising on the Web, resulting in a wide range of rates quoted and a variety of pricing models. This makes it difficult to project future levels of advertising revenues and rates. It is also difficult to predict which pricing models will be adopted by the industry or advertisers. For example, advertising rates based on the number of "click-throughs", or user requests for additional information made by clicking on the advertisement from the Company's network to the advertiser's Web pages, instead of rates based solely on the number of impressions displayed on users' computer screens, would materially adversely affect the Company's revenues. As a result of these risks, the Company may not succeed in generating significant future advertising revenues from Web-based advertising. The failure to do so may have a material adverse affect on the Company's business.

        Advertisers may also determine that banner advertising, is not an effective or attractive advertising medium. the Company may not be able to effectively transition to any other forms of Web advertising should they develop and achieve market acceptance. Moreover, "filter" software programs that limit or prevent advertising from being delivered to a Web user's computer are available. Widespread adoption of such software by users may have a material adverse affect upon the commercial viability of Web advertising.

        RISK OF CAPACITY CONSTRAINTS; SYSTEM FAILURES. The Company is dependent on its ability to generate a high volume of traffic to the Company's web sites. Accordingly, the performance of the Company's web sites is critical to the Company's reputation, its ability to attract advertisers and to achieve market acceptance of the Company's web sites. Any system failure that causes interruptions in the availability of or that increases response time of the Company's services could reduce user satisfaction and traffic to the Company's web sites and, if sustained or repeated, would reduce the attractiveness of the Company's web sites to advertisers and consumers. An increase in the volume of searches conducted through the Company's web sites could strain the capacity of the software or hardware deployed by the Company, which could lead to slower response time or system failures. In addition, as the amount of Web pages and traffic on the Company's services increases, there can be no assurance that the Company's web sites will be able to scale proportionately. The Company is also dependent upon timely feeds and downloads of information from content providers and is dependent upon providers of Web browsers and on Internet and online service providers and other Web site operators, which have experienced significant outages in the past, for access to its network. In the past, Web consumers have experienced outages, delays and other difficulties due to system failures unrelated to the Company's systems and services. Additional difficulties may also materially and adversely affect consumer and advertiser satisfaction. To the extent that the capacity constraints described above are not effectively addressed by the Company, such constraints may have a material adverse affect on the Company's business.

        Substantially all of the Company's communications hardware and certain of its computer hardware operations are located at leased facilities in Newport Beach, California, an area susceptible to earthquakes. The Company has experienced system failures or outages from time to time in the past, which have disrupted the operation of the Company's web sites. A system failure at this location may adversely affect the performance of the Company's web sites. These systems are also vulnerable to damage from fire, floods, earthquakes, power loss, telecommunications failures, break-ins and similar events. In the event that the Company seeks to replicate its systems at other locations, it would face a number of technical challenges, particularly with respect to database replication and the need to constantly update distributed databases, the Company may not be able to successfully address these challenges. Although the Company carries property insurance, it does not carry business interruption insurance. In addition, the low coverage limits on the property insurance are likely to be inadequate to compensate the Company for all losses that may occur. The Company's servers are also vulnerable to computer viruses, physical or electronic break-ins and similar disruptive problems. Computer viruses, break-ins or other problems caused by third parties could lead to interruptions, delays or cessations in service to users of the Company's web sites. The occurrence of any of these risks may have a material adverse affect on the Company's business.

Year 2000 Compliance.
---------------------

        To the fullest extent permitted by law, the following discussion is a
        ---------------------------------------------------------------------
"Year 2000 Readiness Disclosure" within the meaning of the Year 2000 Information
--------------------------------------------------------------------------------
and Readiness Disclosure Act 105 p.l. 271.  Compliance with the Year 2000
-------------------------------------------------------------------------
Information and Readiness Disclosure Act does not preclude claims for violations
--------------------------------------------------------------------------------
of federal securities laws.
---------------------------

        The Year 2000 problem is the result of computer programs being written to recognize two digits rather than four to define the applicable year. This causes computer programs to interpret a date using "00" as the year 1900 rather than the year 2000, which could result in computer failures and miscalculations. The effects of this issue will vary from system to system and may adversely affect an entity's operations and its ability to prepare financial statements.

        All systems and applications at TheBigHub.com are Year 2000 compliant. This includes both servers and desktop systems and applications. The overall infrastructure of TheBigHub.com was built starting in May 1999. We undertook specific steps to ensure that all systems and applications acquired are Year 2000 compliant. The MetaSearch technology acquired from Isleuth was completely reengineered and is also Year 2000 compliant. However, there can be no assurance that the Year 2000 problem will not affect the Company by causing disruptions in the business operations of persons with whom the Company does business, such as customers or suppliers. Year 2000 problems could have a material adverse effect on the Company.

        If the necessary providers of power, communications and other such providers of important services are not fully prepared for the year 2000, the Year 2000 could have a material impact on the Company. We have no way of knowing how the Year 2000 will affect Internet functions.

Effects of Inflation
--------------------

        The Company does not expect inflation to materially affect its results of operations. However, it is expected that operating costs and the cost of capital equipment to be acquired in the future may be subject to general economic and inflationary pressures.

                            DESCRIPTION OF PROPERTY

        The Company currently has two (2) business offices. The Company's principal executive office resides in San Antonio, Texas, where the Company is being provided office space free of charge by a corporation controlled by the Company's Chairman of the Board. The Company also has a regional office in Newport Beach, California, where it is subleasing space from The BigStore.com, Inc., an affiliated entity, which has a common director and certain common officers and shareholders. The Lease is month to month at a rental of $6,568 per month. The premises are in good condition and adequately insured. The Company plans to open a regional office in the New York City area, which is the center of Internet and advertising activity. Sales and marketing functions will be the primary purpose of the regional offices.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth information as of the date hereof with respect to the beneficial ownership of the Company's voting securities by (i) each person known by the Company to own beneficial 5% or more of its voting securities (ii) each director and officer of the Company and (iii) all directors and officers as a group.

                                                      Type of Security      Shares Beneficially     Percentage Beneficially
                                                      Owned (See Note)            Owned                    Owned (1)
                                                      ----------------      -------------------     -----------------------
    Name and Address of Beneficial Owner (2)
    ----------------------------------------

Stilden Company O, D.............................      Common Stock         6,741,250 (2) (3)                 41.86%
2939 Mossrock, Suite 100
San Antonio, TX 78230

Yucatan Holding Company..........................      Common Stock         1,937,500 (4)                     12.03%
3003 Killer Bond Road
Knoxville, TN 37922

I-Commerce Group, Inc............................      Common Stock         1,400,000 (5)                      8.69%
6312 Baum Drive
Knoxville, TN 37919

Patrick J. DeMicco O, D..........................      Common Stock         1,325,000 (6)                      8.23%
4167 Warner Avenue, #306
Huntington Harbor, CA 92649

Frampton Investments, LLC........................      Common Stock         1,100,000 (7)                      6.83%
P.O. Box 8
Huntington Beach, CA 92648

Hare Investments, LLC............................      Common Stock         1,100,000 (8)                      6.83%
PMB 327
3504 Earle E. Morris Jr. Hwy
Greenville, SC 29611

Techlabs, Inc....................................      Common Stock         1,000,000 (9)                      6.21%
3415 Galt Ocean Drive
Fort Lauderdale, FL 33308

Douglas Martinez O...............................      Common Stock,          400,000 (10)                     2.48%
3388 Via Lido
Newport Beach, CA 92663

Chet Howard O, D. ...............................      Common Stock           200,000 (11)                     1.24%
1005 Skyline Drive
Laguna Beach, CA 92651

Mark Doumani O. ..................  Common Stock        75,000 (12)     *
10050 Highcliff Drive
Santa Ana, CA 92705

Roger Riddell D. .................  Common Stock        50,000          *
9940 Santa Monica Blvd. # 710
Beverly Hills, CA 90210

Rod Perth D. .....................  Common Stock        50,000          *
5358 Melrose Ave
Suite 300W
Hollywood, CA 90038

David Burrows O...................  Common Stock             0          *
113 Aspen Lane
Costa Mesa, CA 92627-1360

All Directors and Officers as
 a Group (8 Persons)..............  Common Stock     8,791,250          54.6%

___________________

*   Indicates less than one percent (1%).

(1) Beneficial ownership is determined in accordance with the applicable rules under the 1934 Act, including any shares of Common Stock as to which a person has sole or shared voting or investment power. Additionally, in computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options held by that person that are currently exercisable, or become exercisable within 60 days from the date hereof, are deemed outstanding. However, such shares are not deemed outstanding for purposes of computing the percentage ownership of any other person. Percentage ownership is based on 16,105,975 shares of Common Stock outstanding.

(2) Stilden Company is controlled by Frank W. Denny, the Company's Chairman of the Board.

(3) Includes 4,677,500 shares of Common Stock over which Stilden Company has voting power pursuant to several irrevocable proxies granted by certain members of management and other shareholders. The proxies generally are effective for periods of one (1) to three (3) years from the date of grant.

(4) Jayne Dorrough is deemed to be the beneficial owner of the shares owned by Yucatan Holding Company by virtue of her status as its sole director, officer and shareholder. Yucatan Holding Company has granted an irrevocable proxy to vote the 1,937,500 shares to Stilden Company, which proxy will expire no later than April 30, 2002.

(5) J.D. Jenkins is deemed to be the beneficial owner of the shares owned by I-Commerce Group, Inc., by virtue of his status as its Chairman and Chief Executive Officer.


(6) Mr. DeMicco has granted an irrevocable proxy to vote the 1,325,000 shares to Stilden Company, which proxy will expire no later than June 8, 2000.


(7) Carol Monnot is deemed to be the beneficial owner of the shares owned by Frampton Investments, LLC, by virtue of her status as its sole manager.


(8) Barbara Hauck is deemed to be the beneficial owner of the shares owned by Hare Investments, LLC, by virtue of here status as its sole manager.


(9) John Bennett and Thomas Taule are deemed to be the beneficial owners of the shares owned by Techlabs, Inc., by virtue of their status as its President and Chairman of the Board, respectively.


(10) Mr. Martinez has granted an irrevocable proxy to vote the 400,000 shares to Stilden Company, which proxy will expire no later than June 8, 2001.

(11) Mr. Howard has granted an irrevocable proxy to vote the 200,000 shares to Stilden Company, which proxy will expire no later than June 8, 2001.


(12) Mr. Doumani has granted an irrevocable proxy to vote the 75,000 shares to Stilden Company, which proxy will expire no later than June 8, 2001.

            DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Management

     The Company is assembling a team of managers and entrepreneurs with experience in the areas of e-commerce, and e-tailing and a shared commitment to its future growth and success.

     The following table sets forth the names, ages, and positions of the executive management team of The BigHub.com.

--------------------------------------------------------------------------------------------
Name                   Position                                                  Age
Frank W. Denny         Chairman of the Board/Director                            64
Patrick J.  DeMicco    President/Chief Executive Officer/Director                34
Douglas Martinez       Executive Vice President/Chief Operating Officer          36
Chet Howard            Senior V. P., Finance/Chief Financial Officer/Secretary   56
Mark Doumani           Vice President, Sales & Marketing                         33
David Burrows          Chief Technology Officer                                  41
Rod Perth              Director                                                  56
Roger Riddell          Director                                                  53

Executive Management

Frank W. Denny, Chairman of the Board/Director. Mr. Denny joined The BigHub.com in April 1999 as its Chairman of the Board and a member of the Board of Directors. Mr. Denny had served as the President, Chief Executive Officer and Chairman of the Board of Shopping.com, a leading U.S. Internet retail site that was purchased by Compaq Corporation in 1999. He is also the President and CEO of Cibolo Group, a marketing and consulting group headquartered in San Antonio, Texas, and has served in those offices since 1991. Cibolo Group is engaged in the sale, marketing and manufacture of general hard line retail merchandise and provides consulting services, specializing in retail concept development and implementation as well as mergers and acquisitions. Prior to this time, Mr. Denny was a Founder, Chairman of the Board, President and CEO of Builders Square, one of the largest retail home improvement warehouse operations in the United States. Prior to Builders Square, Mr. Denny was President of W.R. Grace Home Centers, a chain of home centers operating over 300 stores nationally. Mr. Denny was an officer of the Home Center Institute and a charter member of the National Home Center Congress and Exposition. He was also a founder of the Do It Yourself Research Institute based in Indianapolis, Indiana.

Patrick J. DeMicco, President/Chief Executive Officer/Director. Mr. DeMicco joined The BigHub.com in April 1999 as its Secretary. In July 1999 Mr. DeMicco was elected the Company's President and Chief Executive Officer and resigned as its Secretary. From January 1998 to March 1999, Mr. DeMicco served as Executive Vice President of Merchandising for Shopping.com. Mr. DeMicco brings to The BigHub.com over 16 years of retail merchandising experience. From 1987 to January 1998, Mr. DeMicco held positions of Senior Merchandiser and Merchandise Manager at The Home Depot where he was responsible for a multi-billion dollar worth of inventory and where he gained extensive knowledge of vendor programs, vendor line assortment mix, retail price points, and return on investment goals. Mr. DeMicco's merchandising experience covered the West and East Coasts respectively and he reported directly to the Executive Senior Vice
President.

Douglas Martinez, Executive Vice President/Chief Operating Officer. Mr. Martinez joined The BigHub.com in June 1999. Mr. Martinez brings to The BigHub.com over 15 years of senior management experience in a broad range of businesses and industries. From March 1997 to April 1999, he served as Chief Operating Officer and a director for Integrity Online Holdings, considered the largest filtered Internet Service Provider in the United States. Among his various duties, Mr. Martinez was also responsible for negotiating many of the company's technology and operating agreements, including various significant financial transactions. Mr. Martinez also served as Senior Vice President for RSI Home Products from 1986 to 1995, a leading manufacturer of home improvement products, where he helped to establish RSI as an industry leader in several product categories. Prior to RSI, Mr. Martinez, held several senior executive positions with Price Pfister, a Black and Decker Company, including the post of Vice President, Marketing and Sales.

Chet Howard, Senior Vice President, Finance/Chief Financial Officer/Secretary/Director. Mr. Howard joined The BigHub.com in June 1999 as its Chief Financial Officer. In July 1999, Mr. Howard was also elected Secretary and appointed to the Board of Directors. Mr. Howard brings to The BigHub.com a wide range of experience in accounting, corporate finance and management. Over the years he has held a variety of senior financial and executive positions with companies engaged in retail, Internet services and product distribution and merchandising. From May 1997 to May 1999, Mr. Howard was the Chief Financial Officer of U.S.A. Service Systems, Inc., a merchandising company. From April 1995 to May 1997, Mr. Howard owned and operated his own consulting company which provided financial advise to small emerging companies. In addition, from June 1993 to March 1995, Mr. Howard was the Chief Financial Officer of Chilean-based Inter-Americas Communications Corp., considered one of the first competitive Internet access providers. In 1986, Mr. Howard co-foundered Sports Authority, one of the nation's leading sporting goods retail chains.

Mark Doumani, Vice President of Sales & Marketing. Mr. Doumani joined The BigHub.com in June 1999. Mr. Doumani has over 10 years experience in the start-up and management of small to large-sized business ventures. Prior to joining the Company, from July 1998 to June 1999, Mr. Doumani was an executive producer for Tyrone Productions, LLC, which produced the feature film "Tyrone". From April 1996 to July 1998, Mr. Doumani served as President and Executive Vice President of Travelmax International, Inc., as part of the strategic reorganization team. Travelmax specializes in the sale of travel and Internet-related products with sales of $40 million to $50 million. From 1995 to 1998, Mr. Doumani was the President of Mondo Diamond Entertainment, a small entertainment company which owned cartoon animated properties. In 1992, Mr. Doumani co-founded True Light Films, an animation production company once selected by Animation Magazine's Who's Who in animation production. Mr. Doumani served from 1992 to 1995 as the President and a director of True Light Films.
In 1995, Mr. Doumani developed an Internet education and Web site know as NetMax 2000. This product continues to have success in the marketplace, with first-year sales exceeding $1 million. Mr. Doumani was also a co-founder of and, from 1989 to 1994, the Vice-President of Operations at Doumani Development Corporation, a family-owned real estate development company specializing in hotels, shopping centers and custom estates. He was responsible for property acquisition, drafting agreements, and sales and marketing. He completed his undergraduate studies at the University of California, Los Angeles, and received his Juris Doctor from Western State University. Mr. Doumani is the managing partner of Doumani & Grandon, a California-based law firm and a member of the California and American Bar Association.

David Burrows, Chief Technology Officer. Mr. Burrows joined The BigHub.com in April 1999. From 1995 to the date he joined The BigHub.com, Mr. Burrows served as Director of IS Infrastructure Services for The Orange County Register. He managed a staff of 60, responsible for the overall systems management of 70 computing platforms with 10 disparate operating systems, as well as desktop and network engineering, computer operations and support desk. From 1989 to 1995, Mr. Burrows served as Director, IS Infrastructure Services for FHP, Inc, managing a staff responsible for the overall support and systems management of 10 computing platforms. Mr. Burrows holds extensive experience with over 24 years in multi-vendor, multi-platform environments.

Rod Perth, Director. Mr. Perth joined The BigHub.com in May 1999. Mr. Perth also serves as President of Entertainment of Jim Henson Television Group Worldwide, a division of Jim Henson T.V., a position he has held since May,1999. From October 1994 to July 1998, Mr. Perth was President, Entertainment, USA Networks. He successfully led all programming efforts for both the USA Network, and the Sci-Fi Channel. His efforts to move USA from a cable network largely dependent on re-run programming, to a network that developed many original dramatic series as well as movies and mini-series, allowed USA to regain its position as the number one basic cable network. He joined USA after a productive 28 year career at CBS Television, where he rose through the ranks by starting in the mail-room, and eventually becoming Senior Vice-President, Late Night and including Marvel Entertainment, Non-Network Programs. Mr.Perth is on several corporate and civic boards, and he was named "Man of the Year" by

The Alliance for Children, in 1996.

Roger Riddell, Director. Mr. Riddell joined The BigHub.com in May 1999. For the past 25 years, Mr. Riddell has been the President of RNF Holding Co., and has an extensive background in marketing, advertising, and broadcasting. RNF's client list includes many top U.S. Companies such as Burger King, Arby's Restaurants, Virgin Megastores, Corbett Canyon Wine, Hollywood Park and Los Alamitos Racetracks, Lamps Plus, California Jeep Dealers Association and Mandalay Bay Hotel. Mr. Riddell formed International Film Marketing in 1981, a Beverly Hills-based film production and distribution company. Since its inception, International Film Marketing has distributed over 40 films both in the U.S. and internationally. His films include Academy Award Nominee "On Any Sunday" and "The Endless Summer."

Dependence on Key Management

     The Company's performance depends substantially on the continued services and performance of its senior management and other key personnel. The Company's performance also depends on its ability to retain and motivate its other qualified officers and key employees.


                    REMUNERATION OF DIRECTORS AND OFFICERS

Executive Compensation

     The following table sets forth information concerning the compensation of the named executive officers for each of the Company's last three (3) fiscal years ended October 31.


                    Summary Compensation Table

                                        Annual Compensation                          Long-term Compensation
                                                                                Awards                     Payouts

                                                                       Restricted     Securities
 Name and                                         Other Annual            Stock       Underlying      LTIP       All Other
 Principal         Fiscal    Salary      Bonus    Compensation           Award(s)      Options/     Payouts     Compensation
 Position          Year      ($)/1/       ($)          ($)                 ($)         SARs (#)        ($)         ($)
John Bennett,       1998       $0          $0          $0                   -0-             -0-          -0-          -0-
Director, CEO
and President (1)

Thomas Taule,       1998        *          $0          -0-                  -0-             -0-          -0-          -0-
Director, CFO       1997     $37,000       $0          -0-                  -0-             -0-          -0-          -0-
and Secretary       1996     $58,000       $0          -0-                  -0-             -0-          -0-          -0-
(1), (2)

Alfred Taule,       1998        *          $0          $0                   -0-             -0-          -0-          -0-
Director and        1997        *          $0          $0                   -0-             -0-          -0-          -0-
Secretary (3)       1996        *          $0          $0                   -0-             -0-          -0-          -0-


___________________________

(1) Messrs. Bennett and T. Taule willing tendered their resignations in May, 1999, in connection with the restructuring of the Company's management at the direction of the Company's controlling shareholders. The restructuring of the Company's management was an integral step in the Company's launching of its new internet strategy.

(2) Mr. T. Taule served as the Company's President and Chief Executive Officer during fiscal years 1997 and 1996.
(3) Mr. A. Taule resigned as a Director and Officer of the Company in August
    1998.
* Denotes that annual compensation for such fiscal year was less than $100,000.

    See "Employment Agreements" below for a description of the compensation and other benefits to be paid during fiscal year ended October 31, 1999 to the Company's current executive officers.

    Directors of the Company who are also employees do not receive cash compensation for their services as directors or members of committees of the Board of Directors, but are reimbursed for their reasonable expenses incurred in connections with attending meetings of the Board of Directors or management committees. Non-employee directors are expected to be paid a fee of $5,000 per Board meeting attended and may be granted options to purchase shares of the Company's Common Stock, and reimbursement for expenses.

Stock Option Grants

     During the fiscal year ended October 31, 1998, the Company did not grant any stock options to directors, executive officers or employees. As of October 31, 1998, the only outstanding stock option was to the Company's then current Chief Executive Officer. This outstanding stock option was not exercised and was cancelled in April 1999 pursuant to the mutual agreement of the Company and the Chief Executive Officer. In June 1999, the Company's Board of Directors and shareholders adopted and approved the Company's 1999 Stock Incentive Plan (the "Plan"). The Company has initially reserved 1,500,000 shares of common stock under the Plan for grants to employees, directors and consultants. The shares reserved under the Plan shall automatically be increased on January 1 of each year, commencing on January 1, 2000, by the lesser of 300,000 shares or 1.5% of the Company's outstanding common stock on such date. As of July 31, 1999, the Company has granted options to purchase 535,500 shares of the Company's common stock under the Plan. Of the options granted to date, the Company has granted to each of Mark Doumani, Vice President, Sales & Marketing, and David Burrows, Chief Technical Officer, an incentive stock option to purchase 56,817 shares of the Company's common stock at an exercise price of $5.28 per share, the fair market value of the Company's common stock on the date of grant. On the same date, the Company also granted to each of Messrs. Doumani and Burrows a non-statutory stock option to purchase 93,183 and 43,183 shares, respectively, of the Company's common stock at an exercise price of $4.00 per share. On the same date, the Company granted to each of its two (2) non-employee directors, Messrs. Perth and Riddell, a non-statutory stock option to purchase 75,000 shares of the Company's common stock at an exercise price of $4.00 per share. Each of the foregoing options vests over a period of three (3) years with one-third vesting on the first anniversary of the date of grant and the remaining two-thirds vesting pro rata each month over a period of twenty-four months. The options have a term of ten (10) years and expire in June 2009.

Employment Agreements

     Patrick J. DeMicco ("Mr. DeMicco") has a three (3) year employment agreement ("Term") with the Company to perform the duties of President and Chief Executive Officer at an annual salary of $275,000 ("Base Salary") per year. In addition to the Base Salary, the Company will pay Mr. DeMicco a one-time sign-on bonus of $150,000, payable immediately following the Company's having closed a private offering of a minimum of $4,000,000. In addition to the Base Salary and the sign-on bonus, Mr. DeMicco is eligible for an annual incentive bonus ("Incentive Bonus") in an amount not to exceed one hundred percent (100%) of the Base Salary. Seventy-five percent (75%) of the Incentive Bonus shall be based upon goals mutually agreed upon by the Board of Directors, or a Committee of the Board and DeMicco, and the remaining twenty-five percent (25%) will be determined in the sole discretion of the Board or Committee. The Company will pay to DeMicco an automobile allowance of $1,500 per month and provide all other benefits of employment provided to the other employees of the Company holding comparable positions within the Company, including but not limited to, paid vacation, paid health insurance for Mr. DeMicco and his spouse, paid life insurance to a maximum of Base Salary, keyman life insurance in the amount of $2,000,000, paid mobile telephone expense for business use, and participation in retirement and investment programs as instituted by the Company. If DeMicco is terminated without cause he will receive a lump sum severance payment equal to
(i) three (3) years base salary, plus a pro rata portion of any Incentive compensation, if any, earned for the year in which termination occurs prorated to the date of termination, and (ii) any unreimbursed expenses accruing to the date of termination. The Company will also continue Mr. DeMicco's benefits through the remainder of the Term. Upon the expiration of the three (3) year term, Mr. DeMicco's employment with the Company may be extended for successive three (3) year periods at his option.

     The Company has also entered into employment agreements with Messrs. Martinez, Doumani and Howard. Mr. Martinez's employment agreement provides for a two (2) year term commencing June 1999, pursuant to which Mr. Martinez has agreed to perform the duties of Executive Vice President and Chief Operating Officer at an initial Base Salary of $240,000 per year. In addition to the Base Salary, the Company will pay Mr. Martinez a one-time sign-on bonus of $100,000, payable immediately following the Company's having closed a private offering of a minimum of $4,000,000. In addition to the Base Salary and the sign-on bonus, Mr. Martinez is eligible for an annual incentive bonus ("Incentive Bonus") in an amount not to exceed one hundred percent (100%) of the Base Salary. The Incentive Bonus is based upon goals mutually agreed upon by Mr. Martinez and the Company's President/Chief Executive Officer, with Mr. Martinez's Incentive Bonus for each of the first two (2) years a guaranteed minimum of 25% of Mr. Martinez's Base

Salary. The Company will also pay to Mr. Martinez an automobile allowance of $1,000 per month and provide all other benefits of employment provided to the other employees of the Company holding comparable positions within the Company, including but not limited to, paid vacation, paid health insurance for Mr. Martinez and his spouse, paid life insurance to a maximum of Base Salary, keyman life insurance in the amount of $2,000,000, paid mobile telephone expense for business use, and participation in retirement and investment programs as instituted by the Company. If Mr. Martinez is terminated without cause he would receive a severance payment equal to (i) two (2) years Base Salary, plus a pro rata portion of any Incentive Compensation, earned for the year in which termination occurs prorated to the date of termination, and (ii) any unreimbursed expenses accruing to the date of termination. The Company will also continue Mr. Martinez's benefits through the remainder of the Term. Upon the expiration of the two (2) year term, Mr. Martinez's employment with the Company may be extended for successive two (2) year periods at his option.

     Mr. Doumani has a two (2) year employment agreement with the Company, commencing June 1999, to perform the duties of Vice President of Sales and Marketing at an initial Base Salary of $175,000 per year. In addition to the Base Salary, Mr. Doumani is eligible for an annual incentive bonus ("Incentive Bonus") in an amount not to exceed fifty percent (50%) of the Base Salary. The Incentive Bonus is based upon goals mutually agreed upon by Mr. Doumani and the Company's Chief Operating Officer. In addition to the Base Salary and Incentive Bonus, the Company has granted to Mr. Doumani an incentive stock option to purchase 56,817 shares of the Company's common stock at an exercise price of $5.28 per share and a non-qualified stock option to purchase 93,183 shares of the Company's common stock at an exercise price of $4.00 per share. Each option shall vest over a period of three (3) years, with one-third of such option vesting on the first anniversary of the date of grant and the other two-thirds vesting as to one-twenty fourth (1/24th) of such option each month thereafter. The options were granted under and are subject to the terms and conditions of the Company's 1999 Stock Incentive Plan. Mr. Doumani is also entitled to all other benefits of employment provided to the other employees of the Company holding comparable positions within the Company, including but not limited to, paid vacation, paid health insurance for Mr. Doumani, his spouse and dependents, paid life insurance to a maximum of Base Salary, paid mobile telephone expense for business use, and participation in retirement and investment programs as instituted by the Company. If Mr. Doumani is terminated without cause he would receive a severance payment equal to (i) the greater of (a) the remaining Base Salary payable through the remaining Term, or (b) twenty-four (24) months Base Salary, plus (ii) a pro rata portion of any Incentive Compensation earned for the year in which termination occurs prorated to the date of termination plus
(iii) any unreimbursed expenses accruing to the date of termination. The Company will also continue Mr. Doumani's benefits through the remainder of the Term.

     Mr. Howard's employment agreement provides for a two (2) year term, commencing in June, 1999, pursuant to which Mr. Howard has agreed to perform the duties of Senior Vice President and Chief Financial Officer at an initial base salary of $175,000 (the "Base Salary"). In addition to the Base Salary, Mr. Howard is eligible for an annual incentive bonus ("Incentive Bonus") in an amount not to exceed $25,000. The Incentive Bonus is based upon goals mutually agreed upon by Mr. Howard and the Company's Board of Directors, or a committee of the Board of Directors. Mr. Howard is also entitled to all other benefits of employment provided to the other employees of the Company holding comparable positions within the Company, including but not limited to, paid vacation, paid health insurance for Mr. Howard, his spouse and dependents, paid life insurance to a maximum of Base Salary, paid mobile telephone expense for business use, and participation in retirement and investment programs as instituted by the Company. If Mr. Howard is terminated without cause he would receive a severance payment equal to (i) the greater of (a) the remaining Base Salary payable through the remaining term or (b) eighteen (18) months Base Salary, plus (ii) a pro rata portion of any Incentive Compensation earned for the year in which termination occurs prorated to the date of termination plus (iii) any unreimbursed expenses accruing to the date of termination. The Company will also continue Mr. Howard's benefits through the remainder of the Term.

           INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

     The Company has entered into a sublease agreement with The BigStore.com, Inc., an affiliated entity, which has a common director and common officers and shareholders. The Lease is month to month at a rental of $6,568 per month.

     The sublease arrangement may be terminated by either party upon 30 days' prior notice. The Company is required maintain insurance in accordance with the terms of the underlying lease and name The BigStore.com as an additional insured on such policies. Further, the Company is required to indemnify The BigStore.com from all claims and damages arising out of the Company's use of the subleased property.

     The Company has also entered into an affiliate agreement with The BigStore, pursuant to which the Company has agreed to provide strategic placement of advertising and marketing for The BigStore on the Company's website.

                           DESCRIPTION OF SECURITIES

Common Stock

     The Company's authorized capital consists of 25,000,000 shares of Common Stock, par value $.001 per share. Holders of shares of Common Stock are entitled to one vote per share at all meetings of stockholders. In the event of liquidation, dissolution or winding up of the Company, holders of the Common Stock will be entitled to receive on a pro rata basis 99% of assets of the Company remaining after satisfaction of all liabilities and payment of any preferred liquidation rights with liquidation preference. As of July 31, 1999, there were 16,105,975 shares of Common Stock issued and outstanding.

     Restricted Stock

     Of the 16,105,975 shares of Common Stock outstanding, 13,284,590 shares are deemed to be restricted securities under Rule 144 under the Securities Act. In general, under Rule 144, a person (or persons whose shares are aggregated), including an affiliate of the Company, who has beneficially owned restricted shares for at least one year is entitled to sell within any three-month period, a number of shares that does not exceed, in the case of the Company, one percent of the then outstanding shares of Common Stock, which will equal approximately 161,060 shares as of the date hereof.

     Sales under Rule 144 are also subject to requirements concerning availability of public information, manner of sale and notice requirements. Of the 13,284,590 restricted shares referred to above, approximately 3,813,000 are currently tradable under Rule 144 (subject to the volume limitation and other requirements) and approximately 1,000,000 shares and 8,471,590 shares will be tradable under Rule 144 in May 2000 and June 2000, respectively. Under Rule 144, the volume and other restrictions expire as to non-affiliate shareholders after such shareholders have owned the shares for a minimum of two (2) years.

Preferred Stock

     The Articles of Incorporation, as amended, authorize the issuance of the following Preferred Stock:

     10,000,000 shares of Preferred Stock          $.001 par value per share
     25,000,000 shares of Special Preferred Stock  $.001 par value per share

     The Board of Directors has designated 12,500,000 shares of the Special Preferred Stock as Class A Special Preferred Stock. The shares of Special Preferred Stock which are not Class A Special Preferred Stock may be issued, with a majority of shareholder approval, with designations, powers, preferences and relative rights determined by the Board of Directors. As of July 31, 1999, there were no shares of Preferred Stock or Special Preferred Stock, including Class A Special Preferred Stock, issued and outstanding.

     Voting Rights

     Preferred Stock - Each share of Preferred Stock is entitled to one vote per share.

     Special Preferred Stock - The voting rights of the Special Preferred Stock is to be determined at the time of issuance.

          Class A Special Preferred Stock - Each share of Class A Special Preferred Stock is entitled to two votes per share. The Class A Special Preferred Stock votes as a single class with the Common Stock and Preferred Stock.

          Liquidation Rights

          Preferred Stock - Upon a liquidation of the Company, holders of Preferred Stock are entitled to receive 1% of the assets of the corporation available to the shareholders upon liquidation with the holders of the Common Stock receiving the other 99%.

          Special Preferred Stock - Liquidation rights for holders of Special Preferred Stock shall be determined upon issuance, and may include a priority over liquidation payments to Common Stock and other series of Preferred Stock.

          Class A Special Preferred Stock - Holders of Class A Special Preferred Stock do not share in proceeds upon liquidation of the Company.

          Redemption

          Preferred Stock - Preferred Stock is redeemable at the Company for one share of common stock.

          Special Preferred Stock - Redemption rights for the Special Preferred Stock shall be determined at time of issuance.

          Class A Special Preferred Stock - The Class A Special Preferred Stock is redeemable upon terms and conditions to be determined by the Board of Directors.


                                    PART II


Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

          The Company's Common Stock is traded on the over-the-counter. The following sets forth the range of high and low bid quotations for the periods indicated as reported by Nasdaq Trading and Market Services. Such quotations reflect prices between dealers without retail mark-up, markdown or commission and may not represent actual transactions and is quoted on the OTC Bulletin Board under the symbol BHUB. The stock is thinly traded and transactions in the stock are sporadic and infrequent.

              Quarter Ended       High Bid  Low Bid
              ------------------  --------  -------

              July 31, 1999         $16.88    $4.81
              April 30, 1999        $10.13    $5.25
              January 31, 1999      $21.25    $0.88
              October 31, 1998      $ 9.25    $0.05
              July 31, 1998         $ 0.75    $0.03
              April 30, 1998        $ 1.56    $0.19
              January 31, 1998      $ 2.56    $0.50

          There was no trading activity report for the Company's Common Stock prior to the fiscal quarter ended January 31, 1998.

          As of July 31, 1999, there were approximately 55 holders of record of the Company's Common Stock.

          The Company has never paid a cash dividend on its Common Stock nor does the Company anticipate paying cash dividends on its Common Stock in the near future. It is the present policy of the Company not to pay cash dividends on the Common Stock but to retain earnings, if any, to fund growth and expansion. Any payment of cash dividends on the Common Stock in the future will be dependent upon the Company's financial condition, results of operations, current and anticipated cash requirements, plan for expansion, as well as other factors the Board of Directors deems relevant.

Item 2.   Legal Proceedings.

          As of the date hereof, the Company is not a party to any material pending legal proceeding and is not aware of any threatened legal proceeding.

Item 3.   Changes in and Disagreements with Accountants.

          None.

Item 4.   Recent Sales of Unregistered Securities.

          The following provides information concerning all sales of securities within the last three (3) years which were not registered under the Securities and Exchange Act of 1933:

          1. In October 1997 the Company issued 11,333 (adjusted for subsequent reverse split) shares of Common Stock to the Company's then President and Chief Executive Officer in exchange for services pursuant to an exemption from registration under Section 4(2) of the Securities and Exchange Act of 1933 (the "Securities Act").

          2. From July 1998 to October 1998, the Company conducted a private placement of its Common Stock pursuant to Rule 504 of Regulation D as promulgated by the Securities and Exchange Commission under the Securities Act. The Company issued to eight (8) investors a total of 876,000 shares of Common Stock at $0.15 per share in exchange for cash consideration.

          3. In April 1998, the Company issued 6,855 shares of Common Stock (adjusted for the Company's 1 for 20 reverse stock split in August 1998) for $103,200 cash in exercise of outstanding warrants from the Company's prior offering under Rule 504 in April 1996. The shares were issued in a private transaction pursuant an exemption from registration under Section 4(2) of the Securities Act.

          4. During the year ended October 31, 1998, the Company issued an aggregate of 24,833 shares of Common Stock to two (2) consultants with a value of $352,666 in exchange for project development services and administrative services rendered. The shares were issued pursuant an exemption from registration under Section 4(2) of the Securities Act. Of the foregoing, 12,833 shares were issued November 11, 1997, when the Company's stock was trading at approximately $20 per share (giving effect to the 1 for 20 reverse split) and 12,000 shares were issued October 6, 1998, when the stock was trading at $8.00 per share.

          5. In August 1998, in connection with the Company's acquisition of Maverick Communications Corp., which held the option to acquire the meta-search engine, the Company issued 1,500,000 shares of Common Stock valued at $4,031,250 and 1,000,000 shares of Preferred Stock valued at $50,000. The shares of Common Stock and Preferred Stock were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act.

          6. In September 1998, the Company issued 200,000 shares of the Company's Common Stock valued at $1,758,600 in connection with the acquisition of the Internet Sleuth meta-search engine. The shares were issued pursuant an exemption from registration under Section 4(2) of the Securities Act.

          7. In December 1998, concurrent with the creation of Class A Special Preferred Stock, the Company issued 8,250,000 shares of the Class A Special Preferred Stock in exchange for the conversion of 5,000,000 shares of Preferred Stock and the creation of a $1,000,000 line of credit with the Company's then principal shareholder.

          8. In December 1998, the Company completed a private placement of its Common Stock pursuant to Rule 504 of Regulation D as promulgated by the Securities and Exchange Commission under the Securities Act. The Company issued a total of 1,600,000 shares of Common Stock at $0.50 per share to four (4) investors in exchange for the cancellation of outstanding indebtedness to the investors. The investors had purchased the obligations from the original lender.

          9. In January 1999, the Company issued an aggregate of 124,000 shares of Common Stock at a price of $0.15 per share to 9 individuals in exchange for legal and professional services. The shares of Common Stock sold in this transaction represent the balance of shares from the Company's July 1998 private placement. The issuance was exempt from registration under Rule 504 and Rule 701.
          10. In April 1999, the Company offered to redeem both its outstanding shares of Preferred Stock and outstanding shares of Class A Special Preferred Stock, with each share being redeemed for one share of Common Stock. All 1,000,000 outstanding shares of Preferred Stock and 2,062,500 outstanding shares of Class A Special Preferred Stock were redeemed. In connection with the redemption, the Company issued 3,062,500 shares of Common Stock. The shares of Common Stock were issued pursuant to an exemption from registration under
Section 4(2) of the Securities Act.

          11. In June 1999, in order to reduce the voting control attendant to the Class A Special Preferred Stock, the Company negotiated the redemption of the remaining 6,187,500 outstanding shares of Class A Special Preferred Stock. In connection with the redemption, each outstanding share of Class A Special Preferred Stock was redeemed for 1.3232 shares of Common Stock, with a total of 8,187,500 shares of Common Stock being issued in connection with the redemption. The shares of Common Stock were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act.

          12. In June 1999, the Company issued 284,090 shares of its Common Stock at $5.28 per share in exchange for cash to three (3) accredited investors pursuant to Rule 506 of Regulation D, as promulgated by the Securities and Exchange Commission under the Securities Act.

Item 5.   Indemnification of Directors and Officers.

          The Company's Articles of Incorporation, as amended, provide that the Company must, to the fullest extent permitted by the General Corporation Law of the State of Florida, indemnify all persons whom it has the power to indemnify from and against all expenses, liabilities or other matters. The Company's By-Laws further provide that the Company shall indemnify its directors, officers employees and agents to the fullest extent permitted by Florida law. The indemnification provided in the By-laws is expressly deemed to not be exclusive of any other rights to which a person seeking indemnification may otherwise be entitled. The Company's indemnification obligation applies where the party to be indemnified acted in good faith and in a manner such party reasonably believed to be in, or not opposed to, the best interests of the Company. The foregoing indemnification covers violations of federal securities laws.

          In so far as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                   PART F/S
FINANCIAL STATEMENTS

          See "Index to Consolidated Financial Statements" for a listing of the consolidated financial statements filed with this Form 10-SB.

                                   PART III

Item 2.   DESCRIPTION OF EXHIBITS
          See "Exhibit Index"

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                     Page
                                                                     ----

                              THE BIGHUB.COM, INC.

Report of Independent Auditors..................................... F-1

Consolidated Balance Sheets as of October 31, 1998 and 1997........ F-2

Consolidated Statements of Operations For the Years Ended
October 31, 1998 and 1997.......................................... F-3

Consolidated Statements of Changes in Stockholders' Equity For
the Years Ended October 31, 1998 and 1997.......................... F-4

Consolidated Statements of Cash Flows For the Years Ended
October 31, 1998 and 1997.......................................... F-5

Notes to Consolidated Financial Statements......................... F-6 to F-15


Consolidated Balance Sheets as of July 3l, 1999
and October 31, 1998............................................... F-16

Consolidated Statements of Operations for the Three Months
and Nine Months Ended July 31, 1999 and July 31, 1998.............. F-17

Unaudited Consolidated Statements of Cash Flows for the
Nine Months Ended July 31, 1999 and 1998........................... F-18

Notes to Unaudited Consolidated Financial Statements............... F-19 to F-19

              [LETTERHEAD OF REEL & SWAFFORD, PLLC APPEARS HERE]


                        Report of Independent Auditors


     To the Board of Directors and Stockholders
     TheBigHub.com, Inc.


     We have audited the accompanying consolidated balance sheets of TheBigHub.com, Inc. (formerly iSleuth.com, Inc.) and Subsidiary as of October 31, 1998 and 1997, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform our audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of TheBigHub.com, Inc. and Subsidiary as of October 31, 1998 and 1997 and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

     /s/ REEL & SWAFFORD, PLLC

     Certified Public Accountants

     Knoxville, Tennessee
     July 29, 1999

==========================================================================================================================

                                                TheBigHub.com, Inc. and Subsidiary
                                                    Consolidated Balance Sheets
                                                     October 31, 1998 and 1997

==========================================================================================================================
ASSETS                                                                                  1998                    1997
                                                                                        ----                    ----

Current Assets
    Cash                                                                        $              644      $            1,452
    Accounts receivable                                                                         -0-                 53,400
                                                                                ------------------      ------------------
                                                     Total Current Assets                      644                  54,852
                                                                                ==================      ==================

Property and Equipment
    Internet search engine and web site (Note 6)                                         5,971,584                      -0-
    Machinery and equipment                                                                 12,364                 144,688
    Less: accumulated depreciation                                                         (66,618)                (16,303)
                                                                                ------------------      ------------------
                                                                                         5,917,330                 128,385

Deferred Tax Assets                                                                        445,000                      -0-
Other Assets                                                                                 1,800                  90,403
                                                                                ------------------      ------------------

                                                             Total Assets       $        6,364,774      $          273,640
                                                                                ==================      ==================


LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
    Accounts payable                                                            $           14,094      $           54,377
    Accrued expenses                                                                        37,284                  16,397
    Bank note payable                                                                          -0-                 129,000
    Due to related parties (Note 9)                                                        511,027                 259,825
                                                                                ------------------      ------------------

                                                        Total Liabilities                  562,405                 459,599

Stockholders' Equity
    Preferred stock, $.001 par value, 10,000,000 shares
        authorized; 6,000,000 shares issued and outstanding                                  6,000                      -0-
    Common stock, $.001 par value, 25,000,000 shares
        authorized; 2,718,885 and 302,500 shares issued and outstanding                      2,719                     302
    Additional paid-in capital                                                           6,535,609                 101,910
    Retained earnings (Accumulated deficit)                                               (726,959)               (288,172)
                                                                                ------------------      ------------------

                                                                                         5,817,369                (185,960)

    Less: Stockholder note receivable                                                      (15,000)                     -0-
                                                                                ------------------      ------------------
                                               Total Stockholders' Equity                5,802,369                (185,960)
                                                                                ------------------      ------------------
                                                                                $        6,364,774      $          273,639
                                                                                ==================      ==================

The accompanying notes are an integral part of these financial statements.

============================================================================================================================

                                          TheBigHub.com, Inc. and Subsidiary
                                         Consolidated Statements of Operations
                                         Years Ended October 31, 1998 and 1997

===========================================================================================================================

                                                                                             1998                1997
                                                                                             ----                ----

Sales                                                                                $            6,292  $          517,028

Cost of Sales                                                                                       178             338,714
                                                                                     ------------------  ------------------
    Gross Profit                                                                                  6,114             178,314

Operating Expenses
    Selling, general and administrative                                                         647,068             320,702
                                                                                     ------------------  ------------------
    Operating Income (Loss)                                                                    (640,954)           (142,388)

Other Income (Expense):
    Interest expense                                                                             (6,175)            (19,000)
                                                                                     ------------------  ------------------
                                                                                                 (6,175)            (19,000)
                                                                                     ------------------  ------------------

Income (Loss) Before Provision for Income Taxes                                                (647,129)           (161,388)

Provision for Income Taxes on Continuing Operations
    Current Expense                                                                                  -0-                 -0-
    Deferred Benefit                                                                            355,000                  -0-
                                                                                     ------------------  ------------------
                                                                                                355,000                  -0-
                                                                                     ------------------  ------------------

Income (Loss) from Continuing Operations                                                       (292,129)           (161,388)

Discontinued Operations
    Loss from operations of discontinued segment, net of
          income tax                                                                                 -0-                 -0-
    Loss from discontinued operations, net of income
          tax benefit of $90,000                                                               (146,658)                 -0-

                                                                                     ------------------  ------------------
Net Income (Loss)                                                                    $         (438,787) $         (161,388)
                                                                                     ==================  ==================

Basic and Diluted Earnings (Loss) per Share                                          $            (0.22) $            (0.53)
                                                                                     ==================  ==================

Basic and Diluted Earnings (Loss) per Share from
    Continuing Operations                                                            $            (0.15) $            (0.53)
                                                                                     ==================  ==================

Shares used in calculation of Earnings per Share                                              1,971,703             302,500


The accompanying notes are an integral part of these financial statements.

==============================================================================================================================

                       TheBigHub.com, Inc. and Subsidiary
           Consolidated Statements of Changes in Stockholders' Equity
                      Years Ended October 31, 1998 and 1997

==============================================================================================================================
                                                                                                                Additional
                                                      Preferred Stock                  Common Stock               Paid-In
                                               ----------------------------   -----------------------------
                                                   Shares          Amount         Shares          Amount          Capital
                                               --------------   -----------   --------------   ------------  ----------------
Balance, November 1, 1996                                     $                     302,500  $         302 $         101,910

    Net income (loss)
                                               --------------   -----------   --------------   ------------  ----------------

Balance, October 31, 1997                                                           302,500            302           101,910

    Directors shares cancelled in
        exchange for indemnification                                               (191,333)          (191)              191
    Shares issued for cash in exercise
        of warrants                                                                   6,885              7           103,193
    Shares issued in connection with
         private placement                                                          976,000            976           145,424
    Common shares exchanged for
        preferred stock                            5,000,000         5,000         (100,000)          (100)           (4,900)
    Shares issued in connection with
        acquisition of subsidiary and
       purchase of search engine                   1,000,000         1,000        1,700,000          1,700         5,837,150
    Shares issued for services                                                       24,833             25           352,641
    Net income (loss)
                                               --------------   -----------   --------------   ------------  ----------------

Balance, October 31, 1998                          6,000,000  $      6,000        2,718,885  $       2,719 $       6,535,609
                                               ==============   ===========   ==============   ============  ================

                                               =======================================================


                                                    Accumulated       Stockholder

                                                     Deficit             Note              Total
                                                 ----------------   ----------------  ----------------

Balance, November 1, 1996                      $        (126,784) $                 $         (24,572)

    Net income (loss)                                   (161,388)                            (161,388)
                                                 ----------------   ----------------  ----------------

Balance, October 31, 1997                               (288,172)                            (185,960)

    Directors shares cancelled in
        exchange for indemnification                                                               -0-
    Shares issued for cash in exercise
        of warrants                                                                           103,200
    Shares issued in connection with
         private placement                                                  (15,000)          131,400
    Common shares exchanged for
        preferred stock                                                                            -0-
    Shares issued in connection with
        acquisition of subsidiary and
       purchase of search engine                                                            5,839,850
    Shares issued for services                                                                352,666
    Net income (loss)                                   (438,787)                            (438,787)
                                                 ----------------   ----------------  ----------------

Balance, October 31, 1998                      $        (726,959) $         (15,000)$       5,802,369
                                                 ================   ================  ================

The accompanying notes are an integral part of these financial statements.

===================================================================================================================

                                        TheBigHub.com, Inc. and Subsidiary
                                      Consolidated Statements of Cash Flows
                                  For the years ended October 31, 1998 and 1997

===================================================================================================================



                                                                                    1998                 1997
                                                                                    ----                 ----
Operating Activities
    Net income (loss)                                                      $         (438,787)  $         (161,388)
    Adjustments to reconcile net income (loss) to net
        cash provided by (used in) operating activities:
            Depreciation and amortization                                              66,636                7,197
            Deferred tax benefit                                                     (445,000)                  -0-
            Gain on disposal of business segment                                     (120,411)                  -0-
            Issuance of stock for services - continuing operations                     96,000                   -0-
            Issuance of stock for services - discontinued operations                  256,666                   -0-
            Changes in operating assets and liabilities net of effects From purchase of subsidiary:
                Decrease (increase) in accounts receivable                              5,741               (3,536)
                Increase in accounts payable and accrued expenses                      24,120               45,754
                                                                             -----------------    -----------------

                               Net Cash Used in Operating Activities                 (555,035)            (111,973)
                                                                             -----------------    -----------------

Investing Activities
    Purchase of fixed assets                                                          (10,000)                  -0-
    Cash paid in fulfillment of option                                               (114,000)                  -0-
    Deposits                                                                             (400)                  -0-
                                                                             -----------------    -----------------

                 Net Cash Provided by (Used in) Investing Activities                 (124,400)                  -0-
                                                                             -----------------    -----------------

Financing Activities
    Proceeds from exercise of warrants and private placement                          234,600                   -0-
    Borrowings from stockholder                                                       447,127              104,425
    Net draw on line of credit                                                             -0-               9,000
    Repayments to stockholder                                                          (3,100)                  -0-
                                                                             -----------------    -----------------

                           Net Cash Provided by Financing Activities                  678,627              113,425
                                                                             -----------------    -----------------

Increase (Decrease) in Cash and Cash Equivalents                                         (808)               1,452

Cash and Cash Equivalents, beginning of period                                          1,452                   -0-
                                                                             -----------------    -----------------

Cash and Cash Equivalents, end of period                                   $              644   $            1,452
                                                                             =================    =================

The accompanying notes are an integral part of these financial statements.

================================================================================

                      TheBigHub.com, Inc. and Subsidiary
                  Notes to Consolidated Financial Statements
                     Years Ended October 31, 1998 and 1997

================================================================================

Note 1 - Summary of Significant Accounting Policies

Basis of Presentation The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All material intercompany transactions have been eliminated.

Organization and Purpose TheBigHub.com, Inc. (The Company, a Florida corporation) was incorporated in February 1995, under its original name, Coordinated Healthcare, Inc. ("CHI"). In August 1998, the Company acquired a 100% interest in Maverick Communications Corporation ("MCC"), headquartered in Knoxville, Tennessee, which owned an option to acquire a popular Internet search engine. The operations of the Company prior to the August 1998 acquisition reflect principally the day-to-day operations of medical clinics in the South Florida area through July 1998, when the last of the two clinics was sold. Pursuant to the transaction with MCC, CHI changed its name to iSleuth.com, Inc. and adopted a plan of restructure effecting its transition from a provider of managed health care to a provider of Internet services. In May 1999, the Company changed its name to TheBigHub.com, Inc. and elected to change the state of its incorporation from Florida to Delaware. See Notes 6 and 10.

Property and Equipment Property and equipment are stated at cost. Major renewals and improvements are capitalized, while maintenance and repairs are expensed when incurred. The cost and accumulated depreciation for property and equipment sold, retired, or otherwise disposed of are relieved from the accounts, and resulting gains or losses are recognized. Depreciation is computed using the straight-line method over the estimated useful lives of depreciable assets, generally five to seven years for machinery and equipment and 7 years for the Internet search engine. Depreciation expense for the years ended October 31, 1998 and 1997 was $66,636 and $7,197, respectively.

The Costs of Start-Up Activities The Company has elected early implementation of Statement of Position 98-5, Reporting on the Costs of Start-Up Activities ("SOP 98-5"), issued by the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants. Under provisions of SOP 98-5, the Company treats costs associated with start-up activities as current year expenses. During the year ended October 1998, the majority of the Company's operating activities were associated with start-up activities.

Revenue Recognition Sales of goods and services and the related cost of sales are recognized when orders are received and goods are shipped or services are delivered. Sales for Internet advertising are recorded when earned. Accounts receivable are periodically reviewed by management to assess collectibility.

Advertising Costs Advertising costs are expensed as incurred. Advertising costs for the years ended October 31, 1998 and 1997 were nominal.

================================================================================

                      TheBigHub.com, Inc. and Subsidiary
                  Notes to Consolidated Financial Statements
                     Years Ended October 31, 1998 and 1997

================================================================================

Cash and Cash Equivalents The Company considers cash on hand, deposits in banks, certificates of deposit and investments with original maturities of three months or less to be cash and cash equivalents.

Note 1 - Summary of Significant Accounting Policies - Continued

Income Taxes Deferred income taxes are provided for temporary differences in reporting income for financial statement and tax purposes arising primarily from net operating loss carryforwards.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Fair Value of Financial Instruments Cash and cash equivalents, accounts and other receivable, accounts payable and accrued liabilities are stated at cost, which approximates fair value because of the short term maturity of those items. The estimated fair value of the Company's short-term borrowings approximate the carrying value because of its recent origination and the interest rates and terms approximate market conditions.

Earnings per Share In October 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share." Under SFAS 128, basic earnings per share is based on the weighted average number of common shares outstanding during the year, whereas diluted earnings per share also gives effect to all dilutive potential common shares that were outstanding during the period. Dilutive potential common shares include convertible debentures, preferred stock and stock option plan shares.

Comprehensive Income (Loss) On November 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and presentation of comprehensive income (loss) and its components in a full set of financial statements. SFAS 130 requires only additional disclosures in consolidated financial statements, it does not affect the Company's financial position or results of operations. The Company does not have any components affecting comprehensive income (loss).

Reclassifications Certain reclassifications have been made to previously issued financial statements in order for them to conform to classifications used in these comparative financial statements.

Note 2 Statement of Cash Flows Supplemental Disclosure

The Company was not required to pay any income taxes during the years ended October 31, 1998 and 1997. Interest paid for the years ended October 31, 1998 and 1997 was approximately $19,300 and $19,000, respectively.

================================================================================

                      TheBigHub.com, Inc. and Subsidiary
                  Notes to Consolidated Financial Statements
                     Years Ended October 31, 1998 and 1997

================================================================================

Note 2 Statement of Cash Flows Supplemental Disclosure - Continued

Non cash transactions during the year ended October 31, 1998 consisted of the following:

     Shares issued for services - discontinued operations   $   256,666
     Shares issued for services - continuing operations     $    96,000
     Shares issued in exchange for note                     $    15,000
     Shares issued in connection with acquisition of
       subsidiary and purchase of search engine             $ 5,839,850
     Shares issued in connection with acquisition of
       search engine                                        $ 1,758,600

There were no noncash transactions affecting cash flows during the year ended October 31, 1997.

Note 3 - Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Note 4 - Commitments and Contingencies

The Company has been and continues to be in the process of evaluating its information technology infrastructure for the Year 2000 compliance. The Company has modified certain systems to be Year 2000 compliant. The Company does not expect that the cost to modify its information technology infrastructure to Year 2000 compliance will be material to its financial condition or results of operations. The Company does not anticipate any material disruption in its operations as a result of any failure by the Company to be compliant. The Company does not currently have information concerning Year 2000 compliance status of internet service providers or of its suppliers and customers. In the event that any of the Company's major suppliers or customers does not successfully and timely achieve Year 2000 compliance, the Company's business or operations could be adversely affected.

Note 5 - Bank Note Payable

Bank note payable consisted of an obligation bearing interest at prime plus 1/4% to a financial institution in the amount of $129,000 that matured June, 1998.

Note 6 - Acquisitions

================================================================================

                      TheBigHub.com, Inc. and Subsidiary
                  Notes to Consolidated Financial Statements
                     Years Ended October 31, 1998 and 1997

================================================================================

As discussed in Note 1 to the financial statements, on August 10, 1998, (Effective August 1, 1998 for accounting purposes) the Company acquired all the common stock of MCC. The total purchase price was $5,850,813 and was comprised of 1,500,000 shares of the Company's voting common stock, valued at $4,031,250, and 1,000,000 shares of the Company's preferred stock, valued at $50,000, and the assumption of an obligation to pay an additional $1,872,600 to be comprised of

================================================================================

                      TheBigHub.com, Inc. and Subsidiary
                  Notes to Consolidated Financial Statements
                     Years Ended October 31, 1998 and 1997

================================================================================

Note 6 - Acquisitions  - Continued

$114,000 in cash and 200,000 shares of the Company's common shares valued at $1,758,600. Additionally, an MCC liability of $103,037 was assumed by the seller. The acquisition was accounted for as a purchase and accordingly, the operating results pertaining to MCC subsequent to the date of the acquisition have been included in the Company's consolidated operating results. The total purchase price was allocated $5,973,966 to the fair market value of the assets acquired, including $5,971,584 for an Internet search engine and web site and $20,116 to net deficiency in working capital.

A pro forma summary has not been presented since pro forma results do not differ significantly from those reflected in the consolidated statements of operations.

Note 7 - Stockholders' Equity

In July 1998, the Company amended its charter to authorize up to 10,000,000 shares of $.001 par value preferred stock. The preferred stock's participation rights as a class in any dividends or liquidation proceeds are limited to one percent. Each share of preferred stock receives one vote in stockholder voting matters. At the option of the Company, the preferred stock may be redeemed into the Company's common shares at an exchange rate of one share of common stock for each share of preferred stock.

The Company's charter was also amended to provide for a one for twenty (1 for 20) reverse split effective August 10, 1998 of the Company's outstanding common stock. All per share amounts presented give effect for the reverse split. The Company's amended charter authorizes up to 25,000,000 shares of common stock with a new par value of $.001 per share.

Equity transactions during the Company's fiscal 1998 included:


   In November 1997, the Company entered into an indemnification agreement with its previous officers and directors in exchange for the cancellation of 191,333 shares of the officers' and directors' common stock.

   The Company issued 6,855 shares of common stock for $103,200 cash in exercise of outstanding warrants from a prior offering. Additionally, outstanding warrants from the prior offering for up to 40,615 shares of the Company's common stock expired in June 1998.

   In July 1998, the Company commenced a private placement limited offering
   (PPLO) to sell up to 1,000,000 shares of its common stock at a share price of $.15. Provisions of the PPLO included an anti-dilution clause which pre-empted the effects of the subsequent stock split discussed above. At October 31, 1998, 876,000 shares had been issued, and the balance of 124,000 shares remained available for sale. See Note 11.

================================================================================

                      TheBigHub.com, Inc. and Subsidiary
                  Notes to Consolidated Financial Statements
                     Years Ended October 31, 1998 and 1997

================================================================================

Note 7 - Stockholders' Equity - Continued

   In connection with the acquisition discussed in Note 6, the Company issued 1,000,000 shares of its preferred stock and 1,500,000 of its common shares. The Company also issued 5,000,000 shares of its preferred stock in exchange for 100,000 shares of its common stock. In September 1998, the Company issued 200,000 shares of the Company's common stock valued at $1,758,600 in payment of the final obligation in acquisition of an Internet search engine.

   Common shares issued for services during the year ended October 31, 1998 totaled 24,833 at a value of $352,666, including 12,833 shares at $256,666 in connection with discontinued operations.

Basic and diluted earnings per share are calculated on the weighted average number of common shares outstanding of 1,971,703 and 302,500 in 1998 and 1997, respectively. Dilutive potential common shares include convertible preferred stock and shares available under the private placement discussed above. Potential common shares are antidilutive for the years ended October 31, 1998 and 1997.

Note 8 - Income Taxes

A summary of income tax expense (benefit) for the years ended October 31, 1998 and 1997 is as follows:

                                             1998           1997
                                             ----           ----
     Federal deferred tax benefit         $  (286,000)    $  (54,000)
     State deferred tax benefit               (50,000)        (9,700)
     Amount included in discontinued
          operations                           90,000             -0-
                                          ------------    -----------
                                             (246,000)       (63,700)
     Change in valuation reserve             (109,000)        63,700
                                          ------------    -----------
     Total Deferred Tax Benefit           $  (355,000)    $       -0-

Income tax benefit differed from the amounts computed by applying the U.S. federal income tax rate of 34% to income (loss) before income taxes as a result of state income taxes, net of federal income tax benefit.

================================================================================

                      TheBigHub.com, Inc. and Subsidiary
                  Notes to Consolidated Financial Statements
                     Years Ended October 31, 1998 and 1997

================================================================================

Note 8 - Income Taxes

Temporary differences that give rise to significant portion of the net deferred tax asset (liability) at October 31, 1998 and 1997 are as follows:

                                               1998          1997
                                               ----          ----

     Deferred Tax Assets
       Net Operating Loss Carryforwards
          State                             $   70,000    $  17,000
          Federal                              375,000       92,000
                                            ----------    ---------
                                               445,000      109,000
          Valuation reserve                        -0-     (109,000)
                                            ----------    ---------
          Total Deferred Tax Asset          $  445,000    $     -0-
                                            ----------    ---------

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon this assessment, the Company has not established a valuation allowance against the deferred tax assets at October 31, 1998.

The Company has accumulated net operating losses totaling approximately $1,160,000. These losses begin expiring in 2010. The deferred benefit of net operating loss (NOL) carryforwards arising from prior years' activities of approximately $109,000 was fully reserved as of October 31, 1997. For 1998, no valuation reserve has been applied due to the change in line of business and the market value of its search engine. Accordingly, the provision for income taxes reflects a change in the valuation allowance of $109,000 in recognition of the effects of the NOL carryforward existing at the beginning of the year.

Note 9 - Related Party Transactions

Transactions with related parties are as follows:

================================================================================

                      TheBigHub.com, Inc. and Subsidiary
                  Notes to Consolidated Financial Statements
                     Years Ended October 31, 1998 and 1997

================================================================================

          Due to related parties:                           1998          1997
                                                            ----          ----
          Beginning balance                            $  259,825     $ 155,400
          Borrowings                                      447,127       104,425
          Obligations satisfied in connection with       (192,725)          -0-
               discontinued operations
          Repayments                                       (3,100)          -0-
                                                       ----------     ---------
                                                       $  511,127     $ 259,825

Note 9 - Related Party Transactions - Continued

From time to time during the year ended October 31, 1998, the Company has borrowed funds for working capital purposes from its principal stockholder. As of October 31, 1998, the Company owed the stockholder $442,727 related to these borrowings. Such notes are assignable without the Company's consent, accrue interest at 10% per annum with principal and interest due on demand. Interest expense during 1998 related to these borrowings totaled $4,500.

Also, included in due to related parties at October 31, 1998 is a $67,000 note payable to a minority stockholder of the Company. The unsecured note, bearing interest at ten percent, is convertible into shares of the Company's restricted common stock at $2.69 per share (50% of the post-split opening price). Related interest expense during 1998 totaled $1,675.

At October 31, 1997 the Company was obligated to a former principal shareholder for $177,825 plus accrued interest at 8.5%. Also at October 31, 1997, the Company was obligated to a private trust managed by a former principal shareholder for $82,000 and accrued interest at 8.5%. Accrued interest relating to these obligations of approximately $16,000 is included on the balance sheet at October 31, 1997 under the caption "Accrued expenses."

Note 10 - Discontinued Operations

In November 1997, management elected to discontinue its managed health care operations consisting of two medical clinics. The first clinic was sold in November 1997, and the second clinic was sold in July 1998. The Company used November 1, 1997, as the measurement date for the disposals. The clinics were disposed of by permitting a former officer and stockholder to assume substantially all of the Company's then existing indebtedness. The obligations assumed are nonrecourse to the Company.

The components of discontinued operations are as follows:

     Gain on sale of segment:
     Sale proceeds                                                            0
     Loss: Book value of assets at measurement date                    (258,640)
     Add: Liabilities assumed                                           379,051
                                                                     ----------
                                                                     $  120,411
                                                                     ----------
     Results from operations from measurement date to disposal date
     Revenues                                                           262,867
     Expenses                                                          (619,936)
                                                                     ----------
                                                                     $ (357,069)
                                                                     ----------
     Loss on disposal of discontinued segment before tax benefit       (236,658)
     Tax benefit                                                         90,000
                                                                     ----------
     Loss on disposal of discontinued segment net of tax             $ (146,658)

Net of tax the loss was ($0.07) per basic and diluted share.

================================================================================

                      TheBigHub.com, Inc. and Subsidiary
                  Notes to Consolidated Financial Statements
                     Years Ended October 31, 1998 and 1997

================================================================================

Note 11 - Subsequent Events

In December 1998, the Company amended its Articles of Incorporation to provide authorization for 25,000,000 shares of $.001 par value special preferred stock. Of these 25,000,000 authorized shares, 12,500,000 were designated as Class A special preferred stock.

The special preferred stock is to receive no preference in dividend distributions or in the event of liquidation. Each share of special preferred stock shall receive two votes in stockholder voting

================================================================================

                      TheBigHub.com, Inc. and Subsidiary
                  Notes to Consolidated Financial Statements
                     Years Ended October 31, 1998 and 1997

================================================================================

Note 11 - Subsequent Events - Continued

matters. Dividend and redemption features are determinable at the discretion of the board of directors.

All shares of Class A special preferred stock shall be anti-dilutive. In the event the Company shall issue, re-issue or redeem any shares of Class A preferred stock, special preferred stock, preferred stock and/or common stock, all of the holders of Class A special preferred stock shall have "preemptive rights" pursuant to Florida statutes.

Concurrent with the creation of the Class A special preferred stock, the Company converted 5,000,000 shares of preferred stock into 8,250,000 shares of the Class A special preferred stock in exchange for the creation of a $1 million line of credit with the Company's principal shareholder.

Subsequent to October 31, 1998, the related parties extended additional credit to the Company of approximately $239,000 and assigned their rights to the Company obligations. See Note 9. In December 1998, the Company converted the assigned obligations for 1,600,000 shares of common stock at a price of $.50 per share.

In connection with the July 1998 PPLO, the Company issued 124,000 shares of its common stock at $.15 per share in January 1999. See Note 7.

Also in April 1999, the Company redeemed all of its 1,000,000 shares of outstanding preferred stock and 2,062,500 shares of Class A special preferred stock in exchange for an equal number of shares of common stock.

In June 1999, the Company redeemed the remaining 6,187,500 outstanding shares of Class A Special Preferred Stock, with each outstanding share being redeemed for
1.3232 shares of Common Stock.

In June 1999, the Company (a) established a stock incentive plan whereby 1,500,000 shares of its common stock, subject to annual increase, has been reserved for issuance of grants to employees and (b) commenced a private placement offering (PPO) to sell up to 1,313,629 shares of its common stock at a share price of $5.28. Proceeds to the Company from the sale of 284,090 shares of common stock under the PPO have totaled $1,500,000, and costs associated with the offering are expected to approximate $100,000, resulting in approximate net proceeds of $1,400,000. With these proceeds, the Company began an initiative to redesign its web-sites. In furtherance of the initiative, the Company has engaged a recognized web design and development firm specializing in portal design. Additionally, the Company has employed ten additional internal staff members and has assembled a team of nine officers and directors experienced in retail and internet commerce.

                      TheBigHub.com, Inc. and Subsidiary
                          Consolidated Balance Sheets
                      July 31, 1999 and October 31, 1998

                                                        July 31,    October 31,
                                                            1999           1998
                                                     (Unaudited)      (Audited)
                                                     -----------    -----------
ASSETS
Current Assets
  Cash                                               $   171,305    $      644
                                                     -----------    ----------
Total Current Assets                                     171,305           644

Property and Equipment
  Internet search engine and web site (Note 2)           139,810     5,971,584
  Software                                               514,381             0
  Machinery and equipment                                 12,364        12,364
  Less: accumulated depreciation                         (34,929)      (66,618)
                                                     -----------    ----------
Net Property and Equipment                               631,626     5,917,330

Deferred Tax Assets (Note 3)                                   -       445,000
Deposits                                                  15,800         1,800
                                                     -----------    ----------
Total Assets                                         $   818,731    $6,364,774
                                                     ===========    ==========
LIABILITIES & STOCKHOLDERS' EQUITY

Current Liabilities
  Accrued expenses                                   $   203,956    $   37,284
  Accounts payable                                        98,287        14,094
  Due to related parties                                       -       511,027
                                                     -----------    ----------
Total Liabilities                                        302,243       562,405

Stockholders' Equity (Deficiency)

Preferred stock, $.001 par value, 10,000,000
  shares authorized; no shares issued and
  outstanding (October 31, 1998: 6,000,000
  shares issued and outstanding)                               -         6,000
Common stock, $.001 par value, 25,000,000
  shares authorized; 16,105,975 shares issued
  and outstanding (October 31, 1998: 2,718,885
  shares issued and outstanding)                          17,106         2,719
Additional paid-in capital                             8,588,122     6,535,609
Accumulated deficit                                   (8,088,740)     (726,959)

Less: Stockholder note receivable                              -       (15,000)
                                                     -----------    ----------
Total Stockholders' Equity (Deficiency)                  516,488     5,802,369
                                                     -----------    ----------
Total Liabilities and Stockholders' Equity           $   818,731    $6,364,774
                                                     ===========    ==========

     See the accompanying notes to these consolidated financial statements

                      TheBigHub.com, Inc. and Subsidiary
                     Consolidated Statements of Operations
          For the Three and Nine Months Ended July 31, 1999 and 1998
                                   Unaudited

                                                    Three Months     Three Months      Nine Months      Nine Months
                                                           Ended            Ended            Ended            Ended
                                                   July 31, 1999    July 31, 1998    July 31, 1999    July 31, 1998
                                                   -------------    -------------    -------------    -------------
SALES                                              $      13,483    $       6,164    $      15,261    $       6,164

Costs of Sales                                             7,170            1,285           13,519            1,285
                                                   -------------    -------------    -------------    -------------
Gross Profit                                               6,313            4,879            1,742            4,879
                                                   -------------    -------------    -------------    -------------

OPERATING EXPENSES

  Depreciation                                            77,419              755          679,211              755
  Legal and Professional                                 118,829           40,714          130,722           40,714
  Salaries                                               250,582           15,150          197,405           15,150
  Travel                                                  88,558            1,290          111,685            1,290
  Web Design                                             230,840           18,495          179,055           18,495
  Insurance                                              113,831                -          110,732                -
  General and Administrative                              73,185           14,558          388,839           14,558
  Asset Impairment Loss                                5,120,874                -        5,120,874                -
                                                   -------------    -------------    -------------    -------------
Total Expenses                                         6,074,118           90,962        6,918,523           90,962
Operating Loss                                        (6,067,805)         (86,083)      (6,916,781)         (86,083)
Income Tax Expense                                      (445,000)               -         (445,000)               -
                                                   -------------    -------------    -------------    -------------
Net Loss                                           $  (6,512,805)   $     (86,083)   $  (7,361,781)   $     (86,083)
                                                   =============    =============    =============    =============
Basic and Diluted Earnings (Loss per Share)        $       (0.49)   $       (0.21)   $       (0.97)   $       (0.41)
                                                   =============    =============    =============    =============
Shares used in calculation of Earnings per Share      13,282,112          407,757        7,610,238          210,030

     See the accompanying notes to these consolidated financial statements

                      The BigHub.com, Inc. and Subsidiary
                     Consolidated Statements of Cash Flows
               For the Nine Months Ended July 31, 1999 and 1998
                                   Unaudited


                                                       July 31,        July 31,
                                                           1999            1998
                                                    -----------       ---------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss for the period                           $(7,361,781)      $ (86,083)
  Adjustments to reconcile net loss to net cash
  used in operating activities:
    Depreciation and amortization                       679,211             755
    Asset impairment loss                             5,120,874             -
  Change in operating assets and liabilities
    Accounts receivable                                     -            47,659
    Deposits                                            (14,000)         80,303
    Deferred tax assets                                 445,000             -
    Accounts payable and accrued liabilities            250,865        (142,191)
                                                    -----------       ---------
  Net cash used in operating activities                (879,831)        (99,557)
                                                    -----------       ---------


CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of Software                                 (514,381)            -
  Proceeds from Sale of Property and Equipment              -            99,842
  Other assets                                              -            (1,583)
                                                    -----------       ---------
  Net cash (used in) provided by investing
  activities                                           (514,381)         98,259
                                                    -----------       ---------

CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance of common stock for cash                   2,060,900             -
  Repayment of stockholder loan                        (511,027)            -
  Proceeds from stockholder note receivable              15,000             -
                                                    -----------       ---------
  Net cash provided by financing activities           1,564,873             -
                                                    -----------       ---------

INCREASE (DECREASE) IN CASH AND
CASH EQUIVALENTS                                        170,661          (1,298)
                                                    -----------       ---------

CASH - BEGINNING OF PERIOD                                  644           1,452
                                                    -----------       ---------

CASH - END OF PERIOD                                $   171,305       $     154
                                                    ===========       =========

SUPPLEMENTARY INFORMATION
  Interest paid                                     $       -         $     -
  Income taxes paid                                 $       -         $     -


     See the accompanying notes to these consolidated financial statements

                      TheBigHub.com, Inc. and Subsidiary
             Notes to Unaudited Consolidated Financial Statements
          For the Three and Nine Months Ended July 31, 1999 and 1998

1.   Summary of significant accounting policies

     Management's representation

     The management of the BigHub.com, Inc. (the "Company") without audit has prepared the financial statements included herein. Certain information and note disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles have been omitted. In the opinion of the management of the Company, all adjustments considered necessary for fair presentation of the financial statements have been included and were of a normal recurring nature, and the accompanying financial statements present fairly the financial position of the Company as of July 31, 1999, the results of operations for the three and nine months ended July 31, 1999 and 1998, and cash flows for the nine months ended July 31, 1999 and 1998.

     It is suggested that these financial statements be read in conjunction with the Company's audited financial statements and notes for the years ended October 31, 1998 and 1997, included in this Form 10-SB. The interim results are not necessarily indicative of the results for a full year.

     Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Specifically, estimates have been made as to the realizability of long-lived asset and deferred tax assets. Actual results could differ from those estimates.

     Reclassifications

     Certain reclassifications have been made to previously issued financial statements in order for them to conform to classifications used in these comparative financial statements.

     Revenue Recognition

     The Company currently uses a third party to sell advertising space on its website and recognizes revenue from click-throughs based upon reports and payment received from the third party. Accordingly, the Company recognizes revenue at time of receipt. The Company is presently upgrading its systems with the capability to capture click-through information and bill advertising revenue on a weekly basis. Revenue would then be recognized at the time of billing.

     Accounting for software costs.

     As of July 31, 1999, software consists of a major financial accounting and transaction processing package acquired for internal use only. The Company has capitalized the asset in accordance with Statement of Position 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use" and it is being amortized on the straight-line method over a useful life of three years.

     Stock-based compensation

     The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," which defines a fair value based method of accounting for stock-based compensation. However, SFAS 123 allows an entity to continue to measure compensation cost related to stock and stock options issued to employees using the intrinsic method of accounting prescribed by Accounting Principles Board Opinion NO. 25 ("APB 25"), "Accounting for Stock Issued to Employees." Entities electing to remain with the accounting method of APB 25 must make pro forma disclosures of net income (loss), as if the fair value method of accounting defined in SFAS 123 had been applied. The Company has elected to account for its stock-based compensation to employees under APB 25.

     During the quarter ended July 31, 1999, the Company issued options to employees under the qualified incentive stock option plan to purchase 171,134 shares of the Company's common stock at an exercise price of $5.28 per share, which approximated the fair market value of the Company's common stock on the date of grant. The options vest over a three year period and are exercisable for ten years.

     During the quarter ended July 31, 1999, the Company issued options to directors and consultants to purchase 286,366 shares of the Company's common stock at an exercise price of $4.00 per share. The options vest over a three year period and are exercisable for ten years. A total of approximately $366,548 will be recognized over the vesting period, of which $122,182 was recognized as of July 31, 1999.

                      TheBigHub.com, Inc. and Subsidiary
             Notes to Unaudited Consolidated Financial Statements
          For the Three and Nine Months Ended July 31, 1999 and 1998
                                  (continued)


2.   Internet Search Engine and Web Site.

     In accordance with Statement of Financial Accounting Standards No. 121, ``Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,'' the Company recorded an impairment loss on its Internet search as a result of a recently issued valuation of the asset as at May 31, 1999 performed by an independent appraisal firm. During the quarter ended July 31, 1999, management of the Company determined that $5,120,874 of the Internet search engine and web site had been impaired. Accordingly, the Company charged this amount to operations in the current quarter. No additional impairment has been determined by management as of July 31, 1999.

3.   Deferred Tax Assets

     In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that all or some portion of all of the deferred tax assets will not be realized. Specifically, because the value of the Internet search engine and web site has significantly declined and because of the "change in ownership" provisions of the Tax Reform Act of 1986, utilization of the Company's tax net operating loss carryforwards and tax credit carryforwards may be subject to certain utilization limitations in future periods which may cause some or all of these carryforwards to expire before becoming available to reduce future income tax liabilities. Accordingly, the Company, as of July 31, 1999, has established a full valuation allowance against deferred tax assets, and has charged the effect of the allowance to income tax expense in the current quarter.

                                 EXHIBIT INDEX


EXHIBIT                                                          SEQUENTIALLY
NUMBER           DESCRIPTION                                       NUMBERED
------           -----------                                       --------
2.1          Agreement and Plan of Merger between Optima
             Medical Group of Hileah, Inc. and Optima Medical
             Group of No. Miami, Inc. and Coordinated
             HealthCare, Inc., dated October 16, 1995.

2.2          Articles of Merger of Optima Medical Group of
             Hileah, Inc., Optima Medical Group of No. Miami,
             Inc. and Coordinated HealthCare, Inc. dated
             October 16, 1995.

2.3 Agreement for Purchase and Sale of Assets by and between Coordinated Healthcare, Inc. and ALF Realty I, Inc. dated July 15, 1998.

2.4 Agreement and Plan of Reorganization by and between Happy Landings, Inc. and Isleuth.com, Inc.
             dated September 3, 1998.

3.1          Articles of Incorporation of
             Coordinated HealthCare, Inc., filed
             February 16, 1995.

3.2          Articles of Amendment to Articles of
             Incorporation of Coordinated HealthCare,
             Inc. authorizing 5,000,000 shares of
             Common Stock at a par value of $0.001
             per share, filed January 17,1996.

3.3          Articles of Amendment to Articles of
             Incorporation of Coordinated HealthCare,
             Inc., authorizing 20,000,000 shares of
             Common Stock at a par value of  $0.001
             per share, filed June 24, 1996.

3.4          Articles of Amendment to Articles of
             Incorporation of Coordinated HealthCare,
             Inc. authorizing 25,000,000 shares of
             Common Stock at a par value of $0.001 per share and 10,000 shares of Preferred Stock at a par value of $0.001 per share, filed
             July 29, 1998.

3.5          Articles of Amendment to Articles of
             Incorporation of Coordinated HealthCare,
             Inc., changing the name of Coordinated
             Healthcare, Inc. to Isleuth.com, Inc., filed

             July 29, 1998.

3.6          Articles of Amendment to Articles of
             Incorporation of Isleuth.com, Inc. authorizing
             25,000,000 shares of Special Preferred Stock at a par value of $0.001 per share, filed October 15, 1998.

3.7          Articles of Amendment to Articles of
             Incorporation of Isleuth.com, Inc. designating
             12,500,000 shares of the Special Preferred Stock as Class A Special Preferred Stock at a par value of $0.001 per share, filed December 28, 1998.

3.8          Articles of Amendment to Articles of
             Incorporation Isleuth.com, Inc., changing the name of Isleuth.com, Inc. to The
             BigHub.com, Inc., filed April 29, 1999.

3.9          Bylaws of the registrant.

10.1         Option Agreement by and between
             Happy Landings, Inc. and Maverick Communication
             Corp. dated August 3, 1998.

10.2         Stock Purchase Agreement by and between
             SJI Group, Inc. and Isleuth.com, Inc. dated
             August 7, 1998.

10.3         Employment Agreement by and between The
             BigHub.com, Inc. and Patrick J. DeMicco
             Dated July 9, 1999.

10.4         Employment Agreement by and between The
             BigHub.com, Inc. and Douglas Martinez
             dated June 28, 1999.

10.5         Employment Agreement by and between The
             BigHub.com, Inc. and Chet Howard dated
             June 14, 1999.

10.6         Employment Agreement by and between The
             BigHub.com, Inc. and Mark Doumani dated
             June 30, 1999.

10.7         Sublease Agreement dated June 1, 1999 between
             The BigStore.com, Inc., a Delaware corporation and The BigHub.com, Inc. a Florida corporation.*

10.8         Comarketing Agreement dated July 6, 1999 between
             Deal-Time and the BigHub.com, Inc.*

10.9 Strategic Marketing Agreement entered into as of September 2, 1999 by and between the BigHub.com,Inc and Biomerica, Inc. (The
             BigRx.com)

10.10        Affiliate Agreement dated September 1, 1999 by and between The
             BigHub.com, Inc. and The BigStore.com, Inc.

__________________________

*  Being filed herewith

                                 SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                             THE BIGHUB.COM, INC.
                                 (Registrant)


Date:  September 30, 1999


By: /s/ Chet Howard
   ------------------------------------
   Chet Howard, Chief Financial Officer